SHAW COMMUNICATIONS INC.

ANNUAL REPORT 2009

SHAW COMMUNICATIONS
ANNUAL REPORT
August 31, 2009

SHAW COMMUNICATIONS INC.

ANNUAL REPORT

The Annual General Meeting of Shareholders will be held on January 14, 2010 at 11:00 am (Mountain Time) at the Shaw Barlow Trail Building, 2400 — 32 Avenue NE, Calgary, Alberta.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2009

Dear fellow Shareholders:

Despite the challenging economic environment and highly competitive landscape, 2009 was a year of continued operational and financial growth demonstrating the underlying strength of our business and resilience of our strategy. Shaw’s strategy is designed to deliver high-quality customer service, simplicity and value through various bundled service offerings while maintaining a strong focus on the financial fundamentals of the business.

OUR RESULTS AFFIRM OUR STRATEGY IS SOUND

Our financial results affirm the soundness of our business strategy:

•	Consolidated service revenue and consolidated service operating income before amortization[1] each improved 9% to $3.39 billion and $1.54 billion, respectively.

•	Total capital investment increased almost $50 million to over $775 million.

•	Free cash flow[1] was up 11% to $504 million.

•	Our operating margins[1] continue to be best-in-class among our North American peers.

•	Dividends paid to shareholders were up 16% to over $350 million.

CUSTOMERS ARE THE CORNERSTONE OF OUR STRATEGY

A business grows with satisfied customers:

•	Basic cable customers increased to 2.29 million and DTH customers grew to over 900,000.

•	Our Digital customer base was up 389,000, an increase of over 40% to 1.3 million, driven by our focus on Digital deployment combined with consumer demand for HDTV.

•	We increased our Internet subscriber base to 1.68 million. Internet penetration continues to be one of the highest in North America at over 73%.

•	Digital Phone lines were up 218,000 to 830,000. Digital Phone service is now available to over 94% of our Basic customers and penetration rates have reached 38%.

Such growth affirms our longstanding focus on serving the customer. We deliver innovative new products and services, high levels of reliability, same day/next day installation, service enhancements, competitive value pricing, and exceptional customer service. Customers are the cornerstone of our business.

INNOVATION DELIVERS IMPROVED PRODUCTS AND SERVICES FOR CUSTOMERS

Technology, innovation and competition drive us to continually improve and grow. We invest to upgrade our products and services and build-out our network infrastructure for greater reliability, speed, ease-of-use and value. Over $775 million was invested in our capital infrastructure during 2009 on system enhancements including upgrades, improvements, innovations, efficiencies and integrated delivery systems to benefit us today and in the future. For example:

•	We increased internet speeds for our wide range of internet products by 50% and launched a 100 Mbps service using DOCSIS 3.0 technology.

•	We launched a new Digital rental program with a focus on growing our Digital base over the next several years.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2009

•	We continued to enhance our HD offerings adding popular channels and future expansion capacity to meet the growing demand for HDTV. We now carry 56 HD channels and offer over 500 HD titles through VOD and PPV.

•	We expanded our Digital Phone footprint and offer three tiers of residential Digital Phone products appealing to a wide range of customers as well as offering a variety of business voice services.

•	We continued to upgrade our back office and customer support systems for enhanced service and efficiency improvements.

•	We have also invested for the future and hold sufficient wireless spectrum to enable the launch of a major new customer service.

Innovations, improvements and major capital investments are required in order to meet customers’ demands. We continue to build on our long standing commitment to deliver the latest, most attractive and compelling products and services to our customers.

OUR FINANCIAL POSITION REMAINS SOLID

Over the past year, the markets have confirmed our solid balance sheet and moderate risk profile; rating agencies have all affirmed Shaw’s corporate debt as investment grade. Our financial position has provided opportunities to use economic circumstances to our advantage to strengthen our capital structure and lower costs:

•	We repurchased $34 million of our Class B Non-Voting Participating Shares this year for cancellation.

•	In March 2009 we completed a $600 million senior notes offering at 6.50%. In April, we redeemed $130 million of senior debentures.

•	Subsequent to our fiscal year end we closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. This was the largest 10 year BBB debt offering ever completed in Canada. The proceeds were used to pay near maturing debt, and we now have no significant debt maturities until late calendar 2012.

•	Most recently, in November 2009, we took advantage of favorable market conditions and issued $650 million 6.75% 30 year senior notes. This was the largest 30 year BBB debt offering ever completed in Canada. It will be a cost efficient cornerstone of our capital structure for many years to come.

•	We have made cable system acquisitions, Campbell River in February, and in October 2009 we closed Mountain Cable in Hamilton; both of which add customers and represent complementary growth opportunities for Shaw.

OUR FUTURE

Our prudent management approach will continue to enable us to invest in the business and execute on our strategic initiatives, providing customers with high quality innovative products, value pricing, and exceptional customer service.

Certain challenges do lie ahead: we operate in a highly competitive market, technology in the industry is constantly changing, and regulatory issues must be addressed.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2009

The foundation of our service delivery system includes our dedicated employee base and our technologically advanced broadband network. Our commitment to customer service along with the personal dedication of our over 10,000 employees will continue to be a strong competitive advantage. We will maintain capital investment to drive business growth and improvements including implementation of new technologies to provide our customers with unprecedented choice and leading edge products.

We plan to continue to actively engage regulators and governments to ensure that we can provide the products and services to our customers at the best possible cost. Regulatory simplicity and efficiency will prevail if we all continue to put the Canadian consumer first.

We believe the scope of our operations, the depth of our financial resources, and the commitment of our employees will allow us to capitalize on opportunities as the entertainment, broadcasting and communication industry evolves and to generate solid returns for our shareholders. We thank you, our fellow shareholders in Shaw Communications Inc., for your continued confidence and support.

[Signed]	[Signed]

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer and Vice Chair

[1]	See definitions under key performance drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

November 30, 2009

FORWARD

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this Management’s Discussion and Analysis may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance related to service operating income before amortization and free cash flow, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties described in the section “Known events, trends, risks and uncertainties” included in this report. These factors include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct) to approximately 3.4 million customers. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1The key elements of this strategy include: leveraging its network infrastructure to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The Company operates two principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Business Solutions operations; and (2) Satellite – comprised of direct-to-home (“DTH”) and satellite services. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2009, the Cable Division and Satellite Division represent approximately 78% and 22% of Shaw’s business, respectively, which is similar to last year. During 2009, Shaw’s businesses generated consolidated service revenues of $3.39 billion.

During 2008, the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. The Company continues to formulate its business plan with respect to Wireless.

The general development of these business segments, including more specific details for the last three fiscal years, is summarized below.

B.	General development of the business

(i)	Cable
Cable Television – The Company’s initial core business was cable television services, which today provides the customer base and physical infrastructure for much of the Company’s distribution service businesses. Under the name Capital Cable Television Co. Ltd., Shaw acquired its first license to offer cable television services in Edmonton, Alberta and area in 1970. Over the course of the subsequent years, Shaw’s cable television operation has grown through a combination of the acquisition of new cable television licences awarded by the Canadian Radio-television and Telecommunications Commission (“CRTC”); the acquisition of existing cable systems; the exchange of cable systems and assets with other Canadian cable companies; and internally generated subscriber growth.

The Company is currently one of the largest cable television companies in Canada, and is the largest cable television provider in Western Canada. As at August 31, 2009, Shaw served approximately

1 See definitions under key performance drivers on page 18.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

2.3 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 30% of the Canadian cable television market.

The Canadian cable television industry has moved from a highly price regulated environment to one based on fair and sustainable competition. In such a competitive environment, cable companies have adopted “clustering” strategies, consolidating and realigning geographically to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. In executing its own clustering strategy, the Company has consolidated its position as the dominant provider of cable television services in Western Canada.

Approximately 75% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria (Vancouver Island), British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of its subscribers are mainly in smaller clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie, Ontario.

Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. During fiscal 2009, Shaw announced that it had entered into an agreement to purchase Mountain Cable, a cable system located in Hamilton, Ontario. The closing was completed in October 2009 upon receipt of the necessary regulatory approvals. In 2009, Shaw acquired the cable system located in and around Campbell River, British Columbia and in 2007 Shaw completed the acquisitions of several cable systems, including Whistler Cable, Grand Forks, Wood Lake, Lumby and Pender Island, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario.

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network links its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites through satellite, transmitters, off-air antennae and microwave systems and re-transmits these signals via its network to customers’ homes in its licensed areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments have enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, Pay-Per-View (“PPV), Video-on-Demand (“VOD”), High Definition Television (“HD”), Internet, and Digital Phone. Shaw’s continued investment in plant infrastructure will accommodate further growth opportunities. The home entertainment experience continues to improve with on-demand and personalization of products and services and the Company continues to ensure that its broadband network and interactive capabilities are being used to their full potential.

The Company offers customers attractively priced combinations of its analog video, digital video, Internet and Digital Phone. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

Since 1996, Shaw has provided Internet access services to residential and small business subscribers in its cable television systems through its technologically advanced broadband network. In the majority of its’ Internet serving areas the Company currently offers five levels of Internet service: High-Speed Lite, High-Speed, High-Speed Xtreme, High Speed Warp and High Speed Nitro. During 2009, Shaw launched a 100 Mbps service using Data Over Cable Service Interface Specification (DOCSIS) 3.0 technology. The new 100 Mbps service, High Speed Nitro, is available in Saskatoon, Victoria, Winnipeg, Calgary, Edmonton and Vancouver. Also during 2009 the Company implemented speed increases of 50% and currently offers high-speed Internet service with downstream speeds from 512 Kbps to 25 Mbps, or in those areas launched with DOCSIS 3.0 to 100 Mbps, depending on the service selected.

As at August 31, 2009, there were approximately 1,678,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services, representing a penetration rate of approximately 73% of Basic subscribers, one of the highest in North America.

In 2005, Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service. Since then, the Company has continued to expand its Digital Phone footprint across other of its cable service areas and offers the service to 94% of homes passed. As at August 31, 2009, it had approximately 830,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

During 2007, Shaw invested in new systems allowing the Company to operate independently as a Competitive Local Exchange Carrier (“CLEC”) using its own back office infrastructure. Shaw launched these systems late in 2007 and, during 2008, gained cost efficiencies as these were fully rolled out. Shaw is now also better able to provide an exceptional customer experience due to increased control over the customer order and fulfillment process. Also during 2007, the Company successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider. Least cost routing is now fully deployed across Shaw’s network providing further cost efficiencies.

Since the initial launch of Digital Phone Shaw has expanded the product offerings and now offers three tiers of residential service appealing to a wide range of customers. In the latter part of 2007, it also started to offer commercial voice services, including a variety of Shaw for Business products for the home based or smaller business and a Primary Rate Interface (“PRI”) service for the medium to larger business.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its video, Internet and Digital Phone products. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn.

The Company’s business solution services include Internet, data connectivity and telecommunications and are offered under the brand “Shaw Business Solutions”.

Shaw Business Solutions was established in 2000 to develop and manage the fibre network that serves as the primary Internet backbone for the Company’s broadband Internet customers and to provide Internet, data and voice connectivity services to large and medium businesses and other

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

organizations. Shaw’s extensive fibre network provides international connections through interconnection agreements and strategic alliances with other service providers.

Shaw Business Solutions has built both its fibre network and its customer base to promote future revenue growth. It’s network includes multiple fibre capacity on two diverse cross-North America routes. Shaw Business Solutions’ southern route principally consists of approximately 6,400 route kilometers (4,000 miles) located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometers (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. Shaw Business Solutions also has a marine route consisting of approximately 330 route kilometers (200 miles) located on two fibres on the route from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business Solutions has secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver and Edmonton to Toronto.

(ii)	Satellite
Over the past several years the Company has rebranded its operations in the Satellite division to leverage the Shaw name and build a consistent identity within the business. Star Choice was branded Shaw Direct, and Satellite Services was branded Shaw Broadcast Services (formerly known as Cancom Broadcast Solutions) and Shaw Tracking (formerly known as Cancom Tracking Solutions).

Shaw Direct is one of two DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began the national roll-out of its digital DTH services in 1997 and, as at August 31, 2009, had approximately 901,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming.

The Satellite Services operations include:

•	Shaw Broadcast Services – redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as a satellite relay distribution undertaking (“SRDU”,) and providing uplink and network management services for conventional, specialty and pay broadcasters on a contract basis; and
•	Shaw Tracking – provision of satellite tracking and messaging services to the Canadian trucking industry, and integration and management of satellite data networks with land-based telecommunications.

Shaw Direct and Satellite Services share a common satellite infrastructure. The DTH and Satellite Services businesses distribute digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

(iii)	Wireless
During 2008, the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $191 million. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses. The Company continues to formulate its strategic plan with respect to Wireless.

C.	Description of the business

A more detailed description of each of the principal operations comprising the Company’s Cable Segment and Satellite Segment, along with certain additional information, is set forth below.

1.	Cable

Shaw offers a variety of cable television services from which its customers may choose. In this regard, Shaw offers a full range of analog and digital video services ranging from a basic service to a full digital cable service with access to HD channels, premium and VOD channels, music channels and an interactive program guide.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable, which is delivered by the Company’s network to DCTs deployed in subscribers’ premises, also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

As of August 31, 2009, digital cable was available in almost all of Shaw’s cable systems. As at such date, it had approximately 1,300,000 Digital subscribers, representing a penetration rate of approximately 57% of Basic cable subscribers. Of the Digital customers, over 500,000 have HD capabilities. Shaw offers 56 HD channels, and over 500 HD titles through Shaw Video-on-Demand and HD PPV.

Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent, DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (“PVR”) features.

Shaw offers up to 75 channels of interactive, impulse PPV to its digital subscribers. Its PPV offering allows customers to select and pay for specific programs which are available on various channels with different start times. PPV offerings include movies, sports, concerts and other special events, with the price dependent on the nature of the programming.

The Company also offers VOD services under the name Shaw Video-on-Demand. Its VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the interactive program guide, and to view the programming on their television at a time of their choosing, with digital video disk-type functionality, including pause, skip backward and skip forward. Customers have unlimited viewing of a program at their convenience for a 24 hour period. Shaw’s VOD service is available exclusively to its digital cable customers. The Company offers VOD services in all of its major systems, as well as in many of its smaller systems.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Internet

Leveraging off its cable television infrastructure Shaw provides high speed Internet access services to residential and small business subscribers in almost all of its operating areas. It currently offers up to five levels of residential Internet service: High-Speed Internet, High-Speed Lite, High-Speed Xtreme, High Speed Warp, and High-Speed Nitro. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium sized business customers.

During 2009 Shaw made significant investments to improve the speed and performance of its Internet services increasing the speed of services by 50% as well as launching a 100 Mbps service using DOCSIS 3.0 technology. Upgrades and enhancements of its capital infrastructure are ongoing and include building up the Company’s Internet backbone and decreasing the average node size.

In providing its Internet access services, Shaw deploys cable modems, generally based on DOCSIS 2.0 specifications. This technology has enabled it to increase the capabilities and reliability of its network by increasing the capacity and throughput in both the upstream and downstream portions of Shaw’s cable infrastructure. Shaw is currently rolling out DOCSIS 3.0 on its network offering a 100 Mbps service, High Speed Nitro, to meet customers’ increasing speed and capacity demands. Shaw currently offers high-speed Internet service with downstream speeds from 512 Kbps to 25 Mbps, or in major centres to 100 Mbps, depending on the service selected.

As at August 31, 2009, approximately 236,000 subscribers for Shaw’s Internet services did not concurrently subscribe for any of its cable television services.

The fibre network that serves as the primary Internet backbone for the Company’s broadband Internet customers is designed with fibre optic technology, has redundant capacity, and extends from Victoria to New York, with connectivity to major Internet peering points in Seattle, Washington; Palo Alto, California; Chicago, Illinois; and Ashburn, Virginia.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, provide e-mail service directly to its customers using “@shaw.ca” e-mail addresses, and allow the Company to manage its own operations in terms of provisioning web space, backbone connectivity and peering arrangements into the United States. The centres also host Shaw customers’ most popular web content locally.

Digital Phone

The Company launched its fully featured residential telephone service under the brand name Shaw Digital Phone in 2005. Shaw Digital Phone combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. Professional installation, access to E-911 (enhanced 911 emergency service), directory and operator services, and around-the-clock (24/7/365) customer support also form part of the Digital Phone service, at no additional cost to subscribers. During 2007, the Company introduced Shaw Digital Phone Lite, an offering tailored for light long distance users. The service includes a local phone line, popular calling features and long distance at competitive rates. During 2008, the Company introduced Shaw Digital Phone Basic, an offering targeted for users requiring limited phone features. The service includes a local phone line, caller ID and long distance at competitive rates.

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
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digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Unlike internet phone providers who use the internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

During 2009, the Company launched Digital Phone service in various markets, including Prince George, British Columbia and its surrounding areas, as well as expansions in the surrounding areas of Red Deer, Lethbridge and Edmonton, all in Alberta. As at August 31, 2009, Shaw had approximately 830,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

Shaw Business Solutions

Shaw Business Solutions manages the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business Solutions’ facilities are available to internet service providers (“ISPs”), cable companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet, data and voice connectivity. In particular, Shaw Business Solutions is focused on being a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements and high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

2.	Satellite

Satellite Services owns and leases, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Satellite Services’ interests in such transponders are set forth in the table below.

Nature of Satellite Services
Satellite	Transponders	Interest

Anik F2	18 Ku-band	Owned
	5 Ku-band	Leased
	2 Ku-band (partial)	Leased
Anik F1R	28 Ku-band	Leased
	2 C-band	Leased
Intelsat Galaxy 16	1 Ku-band (partial)	Leased

Shaw Direct

With dual satellites (Anik F2 and Anik F1R) whose signals are received by customers through an elliptical dish, as at August 31, 2009, Shaw Direct offered over 450 digital video and audio channels with a programming line-up offering the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Shaw Direct’s subscribers have the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
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option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of retail locations, including Future Shop, Best Buy, The Brick, Visions, London Drugs, and various independent retailers.

During 2007, Shaw Direct completed a transition to an advanced modulation technology for its HD broadcasting allowing it to increase its HD channel capacity. As part of its continuing commitment to enhance its service offerings, Shaw Direct added 12 HD channels during 2009 and as at August 31, 2009 offered 54 HD channels.

Shaw Broadcast Services

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S. and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as SRDU services. Shaw Broadcast Services currently provides SRDU and signal transport services to over 400 distribution undertakings, primarily cable operators, and redistributes 300 television signals and over 120 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers for a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and thereby add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to approximately 125 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking

Shaw Tracking provides asset tracking and communication services to over 600 companies in the transportation industry in Canada, with approximately 38,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

D.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency
Although financial results of the business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-secondary students return to school, customers return from vacation or reconnect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

television season ends. Subscriber growth in the Satellite business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, customers who vacation in warmer climates during the winter months may also connect and reconnect DTH or cable services on a seasonal basis. New subscriber activations may also be positively affected by the Christmas holiday season. While subscriber activity is generally subject to these seasonal fluctuations, it may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s businesses generally are not dependent upon any single customer or upon a few customers.

(b)	Environmental matters
Shaw has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations
Shaw does not have material foreign assets or operations.

Shaw Business Solutions U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business Solutions U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2009 were not material.

(d) Employees
As at August 31, 2009, the Company employed approximately 10,000 persons.

E. Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision, respectively, of the Department of Canadian Heritage (Canadian Heritage) and Department of Industry (Industry Canada).

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (“BDUs”) to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. Shaw’s Cable, DTH, and Satellite Service businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Under the Telecommunications Act the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs.

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership
For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. The broadcasting licenses have generally been issued for terms of up to seven years. In August 2008, the majority of the Corporation’s licensed cable undertakings were renewed by the CRTC for a two-year period ending August 31, 2010. Shaw has filed renewal applications for full-term, seven year license renewals. The licenses of the Corporation’s DTH and SRDU undertakings are also valid until August 31, 2010. Shaw has never failed to obtain a licence renewal for its cable, DTH or SRDU undertakings.

Rate regulation
All of the Corporation’s cable undertakings have been rate deregulated by the CRTC with respect to the provision of basic cable service. Rates for the provision of basic service by all other types of licensed and exempt systems, including the DTH undertaking, are not rate regulated. Fees charged for the distribution of discretionary programming services have never been rate regulated.

Regulation with the potential for new or increased fees
Effective September 1, 2009, each licensed BDU is required to contribute 1.5% of its gross revenues derived from Broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. The CRTC has indicated that it will consider the appropriate long-term provisions for the LPIF. Exempt systems are not required to contribute to LPIF.

In October 2008, the CRTC announced a change in its policy regarding the delivery of distant signals by licensed BDUs. Under the new policy, licensed cable BDUs must obtain the consent of an over-the-air broadcaster to deliver its signal in a distant market. DTH distribution undertakings can distribute a local over-the-air television signal without consent within the province of origin, but must obtain the permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. The CRTC determined that broadcasters and licensed BDUs should negotiate the terms of distant delivery but provided for arbitration where an agreement cannot be reached.

In July 2009 the CRTC initiated a proceeding (the scope of which was clarified in August 2009) that is exploring, among other things, a group based approach to the licensing of television services and other issues related to conventional television. As part of the proceeding, the CRTC is reviewing certain aspects of the regulation of BDUs in connection with their distribution of over-the-air television stations. The CRTC is considering implementing new revenue streams for over-the-air television stations that could result in increased fees for BDU’s. Although the CRTC has stated it will not introduce a “fee-for-carriage”, support measures could include a regime to negotiate compensation for the value of local signals, protections for the integrity of local signals,

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

contributions to the LPIF and other payments or requirements with respect to the carriage and delivery of local over-the-air television stations by cable and DTH services. The hearing in connection with this proceeding was held in November 2009. Shaw argued that there is no uncompensated signal value. A decision on the issues raised in the proceeding is expected early in calendar 2010.

On September 17, 2009, the Governor in Council (Federal Cabinet) issued an Order in Council requesting that the CRTC hold hearings on the implications and the advisability of implementing an over-the-air television signal carriage compensation regime, and to issue a report to the Government providing recommendations that take into account the impact that a signal carriage compensation regime would have on consumers and affordable access to broadcast programming, and the impact of any such regime on the communications industry as it adapts to the digital communications environment. In response, the CRTC has initiated an additional proceeding to consider these issues, to commence December 7, 2009.

Access rights
Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC is currently considering the rates for third party use of telecommunication carrier support structures and could approve an increase in these rates.

Part II fees
The CRTC collects several different fees from broadcast licensees, including fees collected under Part II of the Broadcasting License Fee Regulations (the “Part II fees”). In 2003 and 2004, Part II fees were challenged in the Federal Court on the grounds that the fees are taxes rather than regulatory charges, and that regulations authorizing them are unlawful. In December 2006, the Federal Court ruled that the Part II fees were an illegal tax. Both the Crown and the original applicants to the Federal Court appealed the case to the Federal Court of Appeal, which on April 28, 2008 overturned the Federal Court and ruled that Part II fees are valid regulatory charges. Leave to appeal the Federal Court of Appeal decision was granted on December 18, 2008 by the Supreme Court of Canada and a hearing date of October 19, 2009 was set for the appeal.

On October 7, 2009, the Government of Canada and appellants in the Supreme Court of Canada proceeding announced that they had entered into an agreement whereby parties to whom the Part II fees applied agreed to discontinue their appeal to the Supreme Court (including the claim for the recovery of Part II fees paid since 1998). The Government agreed that it will not seek amounts owing by the industry to the end of the last fiscal year (2007, 2008 and 2009) which had not been collected while the issue was being appealed in the Courts, and the Government will recommend that the CRTC develop a new, forward-looking fee regime to replace the Part II fees that would be capped at $100 million per year, indexed to inflation, for the broadcasting industry. The Notice of Discontinuance was filed by appellants with the Supreme Court on October 7, 2009.

Digital Phone
Regulation of the incumbent local exchange carriers (“ILECs”), competitors of Shaw’s Digital Phone business, is now largely governed by the current Government’s deregulatory initiatives. Specifically, in December 2006, the Governor in Council directed the CRTC to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”. Over the past several years this has resulted in numerous forbearance orders being granted to TELUS Corporation (“TELUS”), Manitoba Telecom Services Inc. (“MTS”), BCE Inc. and/or Bell Canada (collectively “Bell”), and SaskTel that cover the majority of Shaw’s operating territory.

New Media and Internet
In June, 2009, the CRTC issued its decision on “new media” by extending its exemption of the provision of new media undertakings for another five years. It also decided against imposing any regulatory measures, including financial contribution requirements on ISPs, to support Canadian new media content. In August 2009, the CRTC initiated a reference to the Federal Court of Appeal on the legal question of whether the Broadcasting Act applies to ISPs. If the Court decides that it does, the CRTC could seek to introduce regulatory measures in support of Canadian content on ISPs. Shaw is participating in the Federal Court of Appeal Reference and submitting that ISPs are not subject to the Broadcasting Act.

In October 2009 the CRTC issued its regulatory framework governing the internet traffic management practices (“ITMPs”) of ISP’s. The new framework recognizes that some measures are required to manage Internet traffic on ISP networks. ISP’s may continue to apply appropriate ITMPs with no requirement for prior CRTC approval. Shaw will not be prevented from using its existing ITMPs. Under the new framework, ISP’s are required to inform consumers of their ITMPs and are encouraged to give preference to ITMPs based on economic measures. The CRTC has also adopted special rules which require that ISP’s do not use ITMPs to cause competitive harm to their wholesale customers.

Limits on Non-Canadian ownership and control for broadcasting undertakings
Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, a question of fact that is under the jurisdiction of the CRTC.

The same restrictions apply to Canadian carriers pursuant to the Telecommunications Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. The same restrictions are also contained in the Radiocommunication Act and associated regulations. Shaw must file a foreign ownership compliance report annually with the CRTC confirming that it meets the Canadian ownership requirements for Canadian carriers.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a licence to carry on any business.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

F. Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:
i) Service revenue
Service revenue is a measurement determined in accordance with Canadian and US generally accepted accounting principles (“GAAP”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

ii) Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.

iii) Free cash flow
The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

($000’s Cdn)	2009	2008	2007

Cable free cash flow(1)	342,798	305,338	237,601
Satellite free cash flow(2)	161,618	147,293	118,591

Consolidated free cash flow	504,416	452,631	356,192

(1)	The reconciliation of free cash flow for cable is provided on page 42.

(2)	The reconciliation of free cash flow for satellite is provided on page 46.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). All of the line items used in the free cash flow calculation are as reported on a segmented basis in the Company’s Note 15 to the Consolidated Financial Statements. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes prepayments on an IRU in certain specifically identified fibres and the profit from satellite services equipment, both of which are recognized as amortization line elements in the income statement. As a result, prepayments on IRUs in amounts not exceeding the cost to build those fibres and equipment profit from satellite services are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

Commencing in 2009, for the purposes of determining free cash flow, the Company revised its calculation of capital expenditures (on an accrual basis) to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. These have become more significant as the Company consolidates its operating groups at the new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness.

Commencing in 2010, for purposes of determining free cash flow, the Company will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is more in line with the Company’s North American peers who also report a calculation of free cash flow.

STATISTICAL MEASURES:
Subscriber counts, including penetration and bundled customers
The Company measures the count of its customers in Cable and DTH (Shaw Direct). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.

Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of Basic customers.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

G. Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with Canadian GAAP. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 22 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:

i)	Revenue and expense recognition
Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

Subscriber connection fee revenue
Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of two years.

In conjunction with connection fee revenue, the Company also incurs incremental direct costs which include certain customer acquisition costs such as selling, administrative and reconnection costs. There are two alternatives to account for these incremental direct costs. The first alternative is to expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. Emerging Issues Committee (“EIC”) abstract 141, “Revenue Recognition” states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral.

The Company has limited its deferral of certain customer acquisition costs to the amount of related deferred connection fee revenue due to the non-tangible nature of these costs. Under US GAAP, subscriber connection fees are recognized as revenue when the connection is completed as it is considered a partial recovery of initial selling expenses and related administrative expenses.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Customer premise equipment revenue
Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of two years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of two years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.

Shaw Tracking equipment revenue
Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business Solutions
The Company also receives installation revenues in its Shaw Business Solutions operation on contracts with commercial customers which are deferred and recognized as service revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Income statement classification
The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

IRU revenue, which the Company has always segregated from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Subscriber connection and installation costs
The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

ii) Allowance for doubtful accounts
The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

iii) Property, plant and equipment – capitalization of direct labour and overhead
As outlined in the CICA Handbook, the cost of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. Over the past several years the IT department has devoted considerable efforts towards the development of systems to support Digital Phone and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity.

3.	Subscriber-related activities such as installation of new drops and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv) Property, plant and equipment – capitalization of interest
As permitted by Canadian GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets. Under US GAAP, interest costs are required to be capitalized as part of the cost of certain qualifying assets during the period of construction.

v) Depreciation policies and useful lives
The Company depreciates the cost of property, plant and equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment.

vi) Intangibles
The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable

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MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.

Broadcast rights are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a broadcast distribution undertaking.

The Company has concluded that the broadcast rights have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these rights will contribute to the Company’s cash flows. Goodwill and broadcast rights are not amortized but assessed for impairment on an annual basis in accordance with CICA Handbook Section 3062 “Impairment of Long-lived assets” and FAS No. 142 “Goodwill and Other Intangible Assets”. The Company periodically evaluates the unit of account used to test for impairment of the broadcast rights to ensure testing is performed at the appropriate level. The Company has identified two reporting units that have remained unchanged for a period exceeding 5 years:

•	Cable systems
•	DTH and satellite services

vii) Asset Impairment
Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization using a discounted cash flow (“DCF”) analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of service operating income before amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the fair value determined by the DCF analysis the Company also considers a market approach determining a fair value for each unit and total entity value determined using a market capitalization approach.

The Company tests goodwill and indefinite-lived intangible assets for impairment annually during the third quarter, or more frequently if events or changes in circumstances warrant. The Company performed an interim impairment test in December 2008 due to continued changes in economic conditions and prompted by recent impairments of goodwill and intangible assets in the global telecommunications industry. The interim impairment test indicated that the estimated fair value of the Cable systems reporting unit and DTH and Satellite services unit exceeded their carrying value by a significant amount and no impairment had occurred. The annual impairment test was conducted as at

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

March 1, 2009 and the fair value of the reporting units continued to exceed their carrying value by a significant amount. A hypothetical decline of 10% and 20% in the fair value of the broadcast rights for each reporting unit as at March 1, 2009 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2009 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2009.

Significant estimates inherent to this analysis include discount rates and the terminal value. The estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

			Terminal Value
					Terminal Service Operating Income
	Discount Rate		Terminal Growth Rate		before Amortization Multiple
	March	December	March	December	March	December
	2009	2008	2009	2008	2009	2008

Cable systems	9.0%	8.5%	2.5%	2.75%	6.0x	7.5x
DTH and satellite services	10.5%	10.0%	2.0%	2.5%	5.5x	6.0x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, in the Cable reporting unit an increase in the discount rate of 1% would cause the fair value to decline by less than 13%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than 7%, and a 0.5 times reduction in the terminal service operating income before amortization multiple would cause the fair value to decline by less than 2%. With respect to the DTH and Satellite services reporting unit, an increase in the discount rate of 1% would cause the fair value to decline by less than 10%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than 4%, and a 0.5 times reduction in the terminal service operating income before amortization multiple would cause the fair value to decline by less than 2%.

	Carrying amount
	2009	2008
	$	$

Broadcast rights
Cable systems	3,833,021	3,792,946
DTH and satellite services	983,132	983,132

	4,816,153	4,776,078
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,904,264	4,864,189

viii) Employment benefit plans
Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term, high-quality corporate fixed income investments and is determined at the end of every year. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit
	Obligation at	Pension Expense
	End of Fiscal 2009	Fiscal 2009

Discount Rate	6.75%	6.25%
Impact of: 1% decrease ($000’s Cdn)	37,129	4,950

ix) Future income taxes
The Company has recognized future income tax assets in respect of its losses and losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of tax losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

x) Commitments and contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

H. Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties.

Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

I. New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

The following policies were adopted in fiscal 2009:

(i) Inventories
The Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.

(ii) Financial instruments
The Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

In January 2009, the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter of the current year had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.

(iii) Capital disclosures
The Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital.

The following policies will be adopted in future years:

(iv) Goodwill and intangible assets
In 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

(v) International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in a changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.
Design and development – key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders. The Company has completed its preliminary identification and assessment of accounting and reporting differences and evaluation of accounting policies is in progress. In addition, training has been provided to certain key employees involved in or directly impacted by the conversion process.
Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures.

J. Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange, capital market and economic conditions risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers
•	Holding Company structure
•	Control of Shaw by the Shaw family
•	Information systems and internal business processes
•	Dividend payments

i) Competition and technological change
Cable and satellite providers operate in an open and competitive marketplace. Shaw’s businesses currently face competition from regulated entities utilizing existing or new communications technologies and from currently unregulated internet and illegal satellite services. In addition, Shaw may face competition in the future from other technologies being developed or to be developed.

CABLE TELEVISION AND DTH
Shaw’s cable television systems currently compete or may in the future compete with other distributors of video and audio signals, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. To a lesser extent, Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. As noted above, Shaw also competes with unregulated internet services, and illegal satellite services including grey and black market and modified free-to-air satellite receivers.

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licenses to Craig Wireless International Inc. (formerly Skycable Inc.) with respect to certain areas of Manitoba and British Columbia, and to Image Wireless Communications Inc. with respect to certain areas of Alberta and Saskatchewan.

Other competitive cable television undertakings are licensed to operate within the authorized service areas of incumbent cable licensees. Novus Entertainment Inc., one of these licensed providers, operates within one of Shaw’s licensed service areas in Vancouver.

Canadian telephone companies are also licensed as BDUs to provide standard and interactive television services. TELUS currently offers Telus TV in select parts of Alberta and British Columbia; SaskTel offers Max TV in Saskatchewan; MTS offers viewers a competitive choice with MTS TV, primarily in Winnipeg, Manitoba, and Bell offers services in parts of Ontario.

Almost all of Shaw’s cable systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider,

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings including, for example, VOD, interactive television, full digital line-ups, HD, Internet and Digital Phone. Shaw’s ability to offer its cable and telecommunications services in bundles allows for strong competitive offerings. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

The Shaw Direct DTH business faces a similar competitive environment as cable television companies. Competitors include Bell TV (formerly Bell ExpressVu, the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Shaw Direct and Bell TV, are currently providing DTH services in Canada. These DTH operators have achieved considerable customer growth and currently provide service to over 2.7 million subscribers. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act, and are therefore providing an illegal service.

INTERNET
There are a number of different types of ISPs offering residential and business Internet access services that compete with Shaw’s Internet services. These include independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies and electricity transmission and distribution companies.

Many ISPs provide telephone dial-up Internet access services with typical access speeds of up to 56 kbps per second. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to the 2009 Communications Monitoring Report issued by the CRTC, approximately 8% of all Internet subscribers in Canada use low-speed dial-up access services, while the other 92% use high-speed services.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as Bell, TELUS, MTS, and Sasktel.

Internet access is also available in select cities in Western Canada through a wireless microwave technology known as WiMAX. This service requires a specialized modem and provides download speeds typically between 512 Kbps and 3 Mbps.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISPs have access to high-speed access services of Shaw pursuant to a third party Internet access tariff. Such third party access services are available in Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg. To date one ISP has subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or in areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. To date there are two ISPs using Shaw’s resale services at the resale discount rate.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high-speed Internet services.

SATELLITE SERVICES
In its Canadian SRDU business, Satellite Services faces competition principally from Bell TV. At August 31, 2009, Satellite Services and Bell TV are the only licensed SRDU operators in Canada. Satellite Services also faces competition from the expansion of fibre distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.

INTERNET INFRASTRUCTURE
Through Shaw Business Solutions, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business Solutions competitors include ILECS (such as TELUS and Bell), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

DIGITAL PHONE
The competitors of Shaw Digital Phone include incumbent telephone companies (such as TELUS, SaskTel, MTS, and Bell), CLECs (such as Rogers Telecom Inc., formerly Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.).

The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets.

Numerous forbearance orders have been granted to TELUS, MTS, and SaskTel that cover a large portion of Shaw’s operating territory. As the Corporation continues to expand the digital phone service into new areas, it expects the ILECs will be granted forbearance in those areas as well. These developments may negatively affect the business and prospects of Shaw Digital Phone.

IMPACT OF REGULATION
As more fully discussed under Government regulation and regulatory development, substantially all of the Corporation’s business activities are subject to regulations and policies administered by

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Industry Canada and/or the CRTC. The Corporation’s operations and results can be affected, possibly adversely, by changes in regulations and decisions in connection with regulations and policies, including changes in interpretations or the language of existing regulations by courts, the regulator (the CRTC) or the government. This regulation relates to, among other things, licensing, competition, programming carriage and the potential for new or increased fees.

The Corporation’s CRTC licenses for its BDUs must be renewed from time to time and cannot be transferred without regulatory approval. The Corporation holds a separate license, or operates pursuant to an exemption order, for each of its cable, DTH and SRDU undertakings, upon which the provision of each service is dependent. CRTC licenses have generally been issued for terms of up to seven years. The majority of the Corporation’s licensed cable undertakings were renewed by the CRTC in August, 2008 for a two-year period expiring August 31, 2010. The licenses of its DTH and SRDU undertakings also currently expire August 31, 2010. Shaw has recently filed renewal applications for full-term, seven-year license renewals. Shaw has never failed to obtain a license renewal for any of its cable, DTH or SRDU undertakings.

ii) Interest rate, foreign exchange, market value, capital market and economic conditions risks
Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

As at August 31, 2009 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and US denominated senior notes and debentures with varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the senior notes and debentures are fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues.

As at August 31, 2009, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets for a portion of its borrowings. As at August 31, 2009 the Company had the following three series of senior notes outstanding that were denominated in US dollars:

•	US $440 million 8.25% senior notes due April 11, 2010,
•	US $225 million 7.25% senior notes due April 6, 2011, and
•	US $300 million 7.20% senior notes due December 15, 2011.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

During October, 2009 the Company issued $1.25 billion of senior notes at a rate of 5.65% due 2019. The net proceeds (after issuance at a discount of $4.0 million and underwriting expenses) of approximately $1.24 billion were used to fund the early redemption of the US senior notes detailed above. In conjunction with the redemption of the US senior notes, the Company unwound and settled a portion of the principal component of two of the associated cross-currency interest rate swaps. The Company simultaneously entered into offsetting currency swap transactions for the outstanding notional principal amounts under all the remaining cross-currency interest rate swap agreements.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company entered into forward contracts to purchase US $46.0 million over a period of 12 months commencing in September 2008 at an average exchange rate of 1.1507 Cdn. In addition, the Company had in place long term forward contracts to purchase US $12.3 million during 2009 at an average rate 1.4078. At August 31, 2009, the Company has forward contracts to purchase US $84.0 million over a period of 12 months commencing in September 2009 at an average exchange rate of 1.1089 Cdn. In addition, the Company has in place long term forward contracts to purchase US $7.0 million during 2010 at an average rate 1.4078.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

(d)	Economic conditions: During 2009 Canada’s economic growth trended downward reflecting the uncertainty in global financial and equity markets and the slowdown in global economic growth. While the Company believes the Western Canadian market will remain relatively stable and has assumed no significant deterioration in economic conditions, there can be no assurance that these events or any future events caused by volatility in world financial and equity markets or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

iii) Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

iv)	Uninsured risks of loss
The Company presently relies on two satellites (Anik F2 and Anik F1R) owned by Telesat Canada (“Telesat”) to conduct its DTH and Satellite Services business. The Company owns certain transponders on the Anik F2 and has long-term capacity service agreements in place in respect of transponders on both Anik F1R and Anik F2. Telesat has procured insurance policies on each satellite which are in effect until mid-calendar year 2010, both subject to renewal. Shaw funds a portion of this insurance cost such that in the event Telesat recovers insurance proceeds in connection with an insured loss, Shaw will be entitled to receive certain compensation payments. The Company anticipates that the insurance policies in respect of both satellites will be renewed and that Shaw will continue to contribute to the cost of these policies.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites used in its DTH and Satellite Services business as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible service level basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R and Anik F2 transponders that are secured through service capacity agreements. The Company has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

v)	Reliance on suppliers
Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

vi)	Holding company structure
Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

vii)	Control of Shaw by the Shaw family
As at November 24, 2009, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

viii)	Information systems and internal business processes
Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. The Company is subject to risk as a result of potential failures of, or deficiencies in, these systems or processes. Although the Company has taken steps to reduce this risk, there can be no assurance that losses may not occur.

ix)	Dividend payments
The Company currently pays monthly dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $360 million in dividends during 2010. While the Company expects to generate sufficient free cash flow in 2010 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue dividend payments at the current level.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

II. SUMMARY OF QUARTERLY RESULTS

		Service
		operating income		Basic	Funds flow
	Service	before		earnings	from
(In $000’s Cdn except per share amounts)	revenue	amortization(1)	Net income	per share(2)	operations(3)

2009
Fourth	872,919	394,528	123,988	0.29	321,319
Third	861,382	395,270	131,945	0.31	356,046
Second	839,144	381,355	156,229	0.36	334,508
First	817,468	367,797	123,077	0.29	311,967

Total	3,390,913	1,538,950	535,239	1.25	1,323,840

2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

Total	3,104,859	1,408,236	671,562	1.56	1,222,895

(1)	See key performance drivers on page 18.
(2)	Diluted earnings per share equals basic earnings per share except for total fiscal 2009 where diluted earnings per share is $1.24 and total fiscal 2008 where diluted earnings per share is $1.55.
(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter as a result of customer growth and rate increases.

Net income fluctuated quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization. During the second quarter of 2009 and the second quarter of 2008, the Company recorded future tax recoveries related to a reduction in corporate income tax rates which contributed $22.6 million and $188.0 million, respectively, to net income. Net income declined by $24.3 million in the third quarter of 2009 and by $170.7 million in the third quarter of 2008 primarily due to the tax recoveries recorded in each of the immediately preceding quarters. Net income also declined in the first and fourth quarters of 2009 mainly due to higher amortization of property, plant and equipment resulting from increased capital spending.

The following factors further assist in explaining the trend of quarterly service revenue and service operating income before amortization:

Growth in subscriber statistics as follows:

	2009				2008
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable customers	9,198	4,273	9,622	6,374	8,138	6,524	2,495	4,122
Digital customers	60,717	106,489	110,810	110,501	39,496	48,006	32,658	23,020
Internet customers	31,152	26,130	24,625	27,376	34,719	31,517	23,185	24,785
Digital Phone lines	56,597	50,848	54,633	55,708	50,339	56,536	57,700	61,999
DTH	448	3,657	1,580	2,728	1,544	4,977	4,686	1,736

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

•	The initial product launch of Shaw Digital Phone service was in Calgary on February 14, 2005. Since this initial launch Shaw has continued to expand its Digital Phone service area and at the end of fiscal 2009 the service was available to 94% of Basic subscribers.
•	In late October 2008 Shaw launched a new Digital rental program and is focusing on growing its Digital customer base over the next several years.

III. RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2009 CONSOLIDATED RESULTS

				Change
				2009	2008
(In $000’s Cdn except per share amounts)	2009	2008	2007	%	%

Operations:
Service revenue	3,390,913	3,104,859	2,774,445	9.2	11.9
Service operating income before amortization(1)	1,538,950	1,408,236	1,239,625	9.3	13.6
Service operating margin(1)	45.4%	45.4%	44.7%
Funds flow from operations(2)	1,323,840	1,222,895	1,028,363	8.3	18.9
Net income	535,239	671,562	388,479	(20.3)	72.9
Free cash flow(1)	504,416	452,631	356,192	11.4	27.1
Balance sheet:
Total assets	8,938,069	8,357,801	8,163,739
Long-term financial liabilities (including current portion)
Long-term debt	3,150,488	2,707,043	3,068,554
Derivative instruments	465,610	520,205	–
Other long-term liability	104,964	78,912	56,844

	3,721,062	3,306,160	3,125,398
Per share data:
Income per share – basic	$1.25	$1.56	$0.90
Income per share – diluted	$1.24	$1.55	$0.89
Weighted average number of participating shares outstanding during period (000’s)	429,153	431,070	432,493
Cash dividends paid per share
Class A	0.818	0.702	0.462
Class B	0.820	0.705	0.465

(1)	See key performance drivers on page 18.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Highlights

•	Net income was $535.2 million for the year compared to $671.6 million in 2008 and $388.5 million in 2007.
•	Earnings per share were $1.25 compared to $1.56 in 2008 and $0.90 in 2007.
•	Service revenue for the year improved 9.2% to $3.39 billion from $3.10 billion last year and $2.77 billion in 2007.
•	Service operating income before amortization of $1.54 billion was up 9.3% over last year’s amount of $1.41 billion and $1.24 billion in 2007.
•	Consolidated free cash flow increased to $504.4 million from $452.6 million in 2008 and $356.2 million in 2007.
•	During 2009, the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $0.84 and $0.8375, respectively. Dividends paid in 2009 increased almost 16% over 2008 to $352 million.
•	On March 27, 2009 the Company closed a $600 million offering of 6.50% senior notes due June 2, 2014 and on April 15, 2009 Shaw redeemed $130.0 million of Videon CableSystems Inc. senior debentures.
•	The Company repurchased for cancellation 1,683,000 Class B Non-Voting Shares for $33.6 million during 2009.
•	In October 2009 the Company closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. The net proceeds were used to repay near maturing debt including its US$440 million senior notes, US$255 million senior notes, and US$300 million senior notes.
•	Most recently on November 9, 2009, the Company issued $650 million senior notes at a rate of 6.75% due 2039. Estimated net proceeds (after issuance at a discount of $4.4 million and issue and underwriting expenses) of $642 million will be used for general corporate purposes, working capital, capital expenditures and wireless investments.

Revenue and operating expenses

2009 vs. 2008
Consolidated service revenue of $3.39 billion for the year improved 9.2% over the prior year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization improved 9.3% over the comparable period to $1.54 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.

Throughout 2009 subscriber growth was solid. The Company’s focus on Digital deployment, combined with the consumers increased demand for HDTV, drove record Digital growth during the year. Shaw added over 388,000 new subscribers increasing its Digital penetration of Basic from 40% at August 31, 2008 to almost 57% at August 31, 2009.

2008 vs. 2007
Consolidated service revenue of $3.10 billion for 2008 improved 11.9% over 2007. The increase was primarily due to customer growth and rate increases. Consolidated service operating income before amortization was up 13.6% over the comparable period to $1.41 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Shaw continued to deliver solid subscriber growth in all products. Digital Phone had record customer gains almost every quarter in 2008. The Company had over 610,000 Digital Phone lines and penetration of Basic customers who have the service available to them was at over 30%. Shaw continued to maintain one of the strongest broadband businesses in North America with 70% penetration of basic customers. Digital TV added over 140,000 customers which represented an increase of over 55% compared to 2007.

Amortization

				Change
				2009	2008
(In $000’s Cdn)	2009	2008	2007	%	%

Amortization revenue (expense) –
Deferred IRU revenue	12,547	12,547	12,547	–	–
Deferred equipment revenue	132,974	126,601	104,997	5.0	20.6
Deferred equipment costs	(247,110)	(228,524)	(203,597)	8.1	12.2
Deferred charges	(1,025)	(1,025)	(5,153)	–	(80.1)
Property, plant and equipment	(480,582)	(414,732)	(381,909)	15.9	8.6

The increases in amortization of deferred equipment revenue and deferred equipment costs is primarily due to the continued growth in sales of higher priced digital equipment up to February 2009, at which time the Company launched a new HD rental program as part of its focus on growing the HD customer base.

Amortization of deferred charges decreased in 2008 as a result of the adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt. Under the new standard, transaction and financing costs associated with issuance of debt securities are netted against the related debt instrument and amortized into income using the effective interest rate method. The Company records the amortization of such transaction costs as amortization of financing costs as shown below.

The year over year fluctuations in amortization of property, plant and equipment is due to amortization on new capital investment partially offset by the impact of assets becoming fully depreciated.

Amortization of financing costs and Interest expense

				Change
				2009	2008
(In $000’s Cdn)	2009	2008	2007	%	%

Amortization of financing costs – long-term debt	3,984	3,627	–	9.8	100.0
Interest	237,047	230,588	245,043	2.8	(5.9)

Amortization of financing costs on long-term debt arose on the adoption of the aforementioned accounting standard for financial instruments.

Interest expense increased in 2009 as a result of a higher average debt level partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt while interest expense decreased in 2008 as a result of lower average debt levels.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Other income and expenses

				Increase
				(decrease) in income
(In $000’s Cdn)	2009	2008	2007	2009	2008

Debt retirement costs	(8,255)	(5,264)	–	(2,991)	(5,264)
Other gains	19,644	24,009	9,520	(4,365)	14,489

During 2009, the Company redeemed the Videon CableSystems Inc. Cdn $130 million senior debentures. In connection with the early redemption, the Company incurred costs of $9.2 million and wrote-off the remaining unamortized fair value adjustment of $0.9 million. The Company used part of the proceeds from its $600 million senior notes issuance completed in March 2009 to fund the redemption.

Debt retirement costs in 2008 arose on the redemption of Canadian Originated Preferred Securities (“COPrS”). In connection with the early redemption of the $100 million COPrS, the Company incurred costs of $4.3 million and wrote-off the remaining unamortized financing charges of $1.0 million.

Other gains decreased in 2009 due to a net customs duty recovery of $22.3 million recorded in 2008 partially offset by a gain of $10.8 million on cancellation of a bond forward contract and higher gains realized on disposal of property, plant and equipment in 2009. In 2008, other gains increased due to the aforementioned customs duty recovery partially offset by amounts reported on the disposal of property, plant and equipment in 2007.

Income tax expense
The income tax expense was calculated using current statutory income tax rates of 30.2% for 2009, 32.0% for 2008 and 33.75% for 2007 and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements. Future income tax recoveries of $22.6 million, $188.0 million and $25.5 million related to reductions in corporate income tax rates were recorded in 2009, 2008 and 2007 respectively. The significant growth in net income before taxes over the past several years has reduced the Company’s tax loss carryforwards and the company became cash taxable in the latter part of 2009. The Company anticipates being fully cash taxable in 2010.

Net income per share

				Change
				2009	2008
(In $000’s Cdn except per share amounts)	2009	2008	2007	%	%

Net income	535,239	671,562	388,479	(20.3)	72.9
Weighted average number of participating shares outstanding during period (000’s)	429,153	431,070	432,493	(0.4)	(0.3)
Income per share – basic	$1.25	$1.56	$0.90	(19.9)	73.3
Income per share – diluted	$1.24	$1.55	$0.89	(20.0)	74.2

Net income
Net income was $535.2 million in 2009 compared to $671.6 million in 2008 and $388.5 million in 2007. The year-over-year changes are summarized in the table below.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

In 2009, net income decreased $136.3 million compared to the prior year. The lower net income was mainly due to decreased taxes in the prior year of $174.4 million that included a $188.0 million future tax recovery compared to a current year recovery of $22.6 million. The recoveries were related to reductions in corporate income tax rates. The current year benefitted from higher service operating income before amortization of $130.7 million partially offset by increased amortization of $78.4 million.

In 2008, net income increased $283.1 million over the prior year. The improvement was mainly due to higher service operating income before amortization of $168.6 million, and reduced interest expense of $14.5 million, partially offset by increased amortization of $35.7 million. The 2008 and 2007 years included future tax recoveries related to reductions in enacted income tax rates of $188.0 million and $25.5 million, respectively. The benefit of the higher tax recovery in 2008 was partially offset by increased taxes related to higher service operating income before amortization.

(In $millions Cdn)	2009	2008

Increased service operating income before amortization	130.7	168.6
Increased amortization of deferred net equipment costs and revenue and IRU revenue	(12.2)	(3.3)
Increased amortization of deferred charges, financing costs and property, plant and equipment	(66.2)	(32.4)
Decreased (increased) interest expense	(6.5)	14.5
Change in other net costs and revenue[1]	(7.7)	9.2
Decreased (increased) income taxes	(174.4)	126.5

	(136.3)	283.1

(1)	Other net costs and revenue include debt retirement costs, equity income (loss) on investee and other gains as detailed in the Consolidated Statements of Income and Retained Earnings (Deficit).

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

				Change
				2009	2008
($000’s Cdn)	2009	2008	2007	%	%

Service revenue (third party)	2,630,982	2,375,586	2,082,652	10.8	14.1

Service operating income before amortization(1)	1,269,620	1,153,274	995,694	10.1	15.8
Less:
Interest	209,438	199,600	205,062	4.9	(2.7)
Cash taxes on net income	23,300	–	–	100.0	–

Cash flow before the following:	1,036,882	953,674	790,632	8.7	20.6
Capital expenditures and equipment costs (net)	694,084	648,336	553,031	7.1	17.2

Free cash flow(1)	342,798	305,338	237,601	12.3	28.5

Operating margin(1)	48.3%	48.5%	47.8%	(0.2)	0.7

(1)	See key performance drivers on page 18.

2009 vs. 2008

OPERATING HIGHLIGHTS

•	Cable service revenue for the year of $2.63 billion was up 10.8% over last year. Service operating income before amortization of $1.27 billion increased 10.1%.
•	On an annual basis Basic subscribers were up 29,467 to 2,289,900.
•	Digital customers increased 388,517 to 1,297,684. Shaw’s Digital penetration of Basic has increased from 40.2% at August 31, 2008 to 56.7% at August 31, 2009.
•	During 2009 Digital Phone lines increased 217,786 to 829,717 lines and Internet was up 109,283 to total 1,678,335 as at August 31, 2009. Internet penetration of Basic continues to be one of the highest in North America and now stands at 73.3% up from 69.4% at August 31, 2008.
•	Shaw closed the acquisition of the Campbell River cable system in British Columbia. This acquisition is complementary to and provides synergies with existing operations.
•	During 2009 the Company announced the acquisition of the Mountain cable system in Hamilton, Ontario. This acquisition represents a complementary growth opportunity for Shaw. The transaction is valued at approximately $300.0 million and closed during the first quarter of fiscal 2010.

Cable service revenue for the year of $2.63 billion was up 10.8% over the last year. Customer growth and rate increases accounted for the improvement. Service operating income before amortization of $1.27 billion increased 10.1%. The improvement was driven by revenue related growth partially offset by higher employee costs and other expenses, including marketing, sales activities, and equipment maintenance and support.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Shaw is committed to capital investment driving business growth and improvements, including implementation of new technologies to provide customers with choice and leading edge products. The Company continues to enhance its HD offerings, with the most recent addition of AMC to the HD channel line-up, and carries 56 HD channels and offers over 500 HD titles through Shaw Video on Demand and HD PPV. It now has over 500,000 HD capable cable customers.

The Digital Phone footprint grew during the year with launches in various markets including Prince George, British Columbia and its surrounding areas, as well as expansions in the surrounding areas of Red Deer, Lethbridge, and Edmonton, all in Alberta. As at August 31, 2009 the Digital Phone service was available to 94% of Basic customers and over 38% were taking the service.

Internet speed increases of 50 per cent were implemented during the year as well as a new 100 Mbps service, High-Speed Nitro, using DOCSIS 3.0 technology. As of August 31, 2009 the new 100 Mbps service was available in Saskatoon, Victoria and Winnipeg. Recently the service was launched in Vancouver, Calgary and Edmonton. Internet penetration of Basic continues to be one of the highest in North America and now stands at 73.3% up from 69.4% at August 31, 2008.

Late in fiscal 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190.9 million. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.

2008 vs. 2007

OPERATING HIGHLIGHTS

•	During 2008 the Company added 226,574 Digital Phone lines and as at August 31, 2008 had 611,931 lines. Digital Phone line penetration was at over 30% of Basic customers who have the service available to them.
•	Digital customers increased during 2008 by 143,180 to 909,167. Basic cable subscribers grew by 21,279 to 2,260,433.
•	Shaw added 114,206 Internet customers to total 1,569,052 as at August 31, 2008. Internet penetration of Basic stood at 69.4% up from 65.0% at August 31, 2007.

Cable service revenue of $2.38 billion was up 14.1% over 2007. Customer growth and rate increases accounted for the increase. Service operating income before amortization of $1.15 billion improved 15.8% over the comparable period. The increase was driven by revenue related growth and Digital Phone margin improvement, partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support.

Digital Phone continued to grow rapidly. The Company added 226,574 Digital Phone lines during 2008 and since the initial market launch in February 2005 has added over 610,000 lines. As at August 31, 2008 Digital Phone was available to over 90% of Basic customers and over 30% had taken the service. In 2008 the Company introduced Shaw Digital Phone Basic, an offering for customers requiring limited phone features. The service includes a local phone line, Caller ID, and long distance at competitive rates. Shaw offers a variety of tiered phone services appealing to various customer demographics.

During 2007 Shaw invested in new systems allowing it to operate independently as a CLEC using its own back office infrastructure. Shaw launched these systems late in 2007 and during 2008 gained cost efficiencies as these were fully rolled out. This enabled the Company to provide better

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

customer service due to increased control over the customer order and fulfillment process. During 2007 Shaw also successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider. Least cost routing was fully deployed across Shaw’s network in 2008 providing further cost efficiencies.

During 2008 Shaw continued to expand its commercial voice service offerings which include a variety of Shaw for Business services for the home based or smaller business and a service for the medium to larger business.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS (NET) – CABLE

				Change
				2009	2008
(In $000’s Cdn)	2009	2008	2007	%	%

Capital expenditures and equipment costs (net):
New housing development(1)	73,676	93,547	90,016	(21.2)	3.9
Success-based(2)	185,469	102,735	82,238	80.5	24.9
Upgrades and enhancement(3)	297,651	271,242	254,786	9.7	6.5
Replacement(4)	55,798	57,575	44,489	(3.1)	29.4
Buildings and other	81,490	123,237	81,502	(33.9)	51.2

	694,084	648,336	553,031	7.1	17.2

Capital expenditure categories listed above include:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.
(2)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs, filters and commercial drops for Shaw Business Solutions customers.
(3)	Upgrades to the plant and build out of fibre backbone to reduce use of leased circuits and costs to decrease node size and Digital Phone capital.
(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.

2009 vs. 2008
Total capital investment of $694.1 million for the year increased $45.7 million over the comparable annual period.

Spending in new housing development for the current annual period declined $19.9 million over last year mainly due to reduced activity.

Success-based capital increased $82.7 million over the comparable period primarily due to higher Digital success-based capital related to increased customer activations associated with the new rental strategy and lower customer pricing of certain equipment. Internet and Digital Phone success-based capital was also up as the current period included higher investment mainly due to bulk purchases of equipment at the end of the year as well as increased activity.

Investment in the upgrades and enhancement category and replacement category combined was up $24.6 million compared to last year. The current annual period included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings partially offset by lower investment on Digital Phone related capital.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Investment in Buildings and other declined $41.7 million compared to the prior year. The lower spend was primarily due to higher investment last year in various facilities projects, including the purchase of a property in Calgary adjacent to existing Company owned facilities, partially offset by increased investment in the current year on IT projects to upgrade back office and customer support systems. The current year also benefitted from proceeds on the sale of redundant facilities.

2008 vs. 2007
Total capital investment for 2008 of $648.3 million increased $95.3 million over the comparable period.

Investment in Buildings and Other increased $41.7 million primarily due to investments in various facilities projects to support growth, including a purchase of land and buildings, new facilities construction, and building renovations. The land and buildings purchased in 2008 are located immediately adjacent to other Company-owned facilities in Calgary, Alberta and will allow for the consolidation of various operating groups located in other areas of the city at one campus style location.

Success-based capital increased $20.5 million over 2007. Digital success-based capital was up as a result of reduced customer pricing on certain digital equipment and higher sales volume. Digital Phone success-based capital also increased mainly due to customer growth. Internet success-based capital was up mainly due to reduced customer pricing on modems.

Replacement and Upgrades and enhancement categories combined were up $29.5 million over 2007. These increased investments continue to expand plant capacity to support customer growth and increasing usage demands.

SUBSCRIBER STATISTICS

				2009		2008
					Change		Change
	2009	2008(1)	2007(1)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,289,900	2,260,433	2,239,154	29,467	1.3	21,279	1.0
Penetration as a % of homes passed	62.8%	63.5%	64.6%
Digital customers	1,297,684	909,167	765,987	388,517	42.7	143,180	18.7

INTERNET:
Connected and scheduled installations	1,678,335	1,569,052	1,454,846	109,283	7.0	114,206	7.9
Penetration as % of basic	73.3%	69.4%	65.0%
Stand-alone Internet not included in basic cable	235,686	214,315	182,757	21,371	10.0	31,558	17.3
DIGITAL PHONE:
Number of lines(2)	829,717	611,931	385,357	217,786	35.6	226,574	58.8

(1)	August 31, 2007 and August 31, 2008 are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change
				2009	2008
($000’s Cdn)	2009	2008	2007	%	%

DTH (Shaw Direct)	673,226	640,061	605,176	5.2	5.8
Satellite Services	86,705	89,212	86,617	(2.8)	3.0

Service revenue (third party)	759,931	729,273	691,793	4.2	5.4

Service operating income before amortization (1)
DTH (Shaw Direct)	223,499	206,541	196,404	8.2	5.2
Satellite Services	45,831	48,421	47,527	(5.3)	1.9

	269,330	254,962	243,931	5.6	4.5
Less:
Interest(2)	26,251	29,599	38,563	(11.3)	(23.2)

Cash flow before the following	243,079	225,363	205,368	7.9	9.7

Less capital expenditures and equipment subsidies:
Success-based	73,453	72,512	73,504	1.3	(1.3)
Transponders and other	8,008	5,558	13,273	44.1	(58.1)

	81,461	78,070	86,777	4.3	(10.0)

Free cash flow(1)	161,618	147,293	118,591	9.7	24.2

Operating margin	35.4%	35.0%	35.3%	0.4	(0.3)

(1)	See key performance drivers on page 18.
(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Satellite Services and Shaw Direct.

CUSTOMER STATISTICS

	2009	2008	2007

Shaw Direct customers(1)	900,941	892,528	879,585

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

SATELLITE (DTH and Satellite Services)

2009 vs. 2008

OPERATING HIGHLIGHTS

•	Free cash flowof $161.6 million for the year compares to $147.3 million last year.
•	During the year Shaw Direct added 8,413 customers and as at August 31, 2009 customers now total 900,941.

Service revenue of $759.9 million for the current year was up 4.2% over last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the DTH segment was up 8.2% to $223.5 million. The increase was mainly due to the revenue related improvement partially offset by costs to support customer service and other costs related to growth. In the Satellite services segment service operating income before amortization was down 5.3% due to lower contribution resulting from the economic impact on Shaw Tracking. On an annual basis total Satellite service operating income before amortization was up 5.6% to $269.3 million.

Total capital investment of $81.5 million for the year was comparable to the prior year spend of $78.1 million, respectively. The increase in Transponder and other in 2009 was mainly due to the relocation and expansion of the Montreal call centre.

During the year Shaw Direct added 12 HD channels and since August 31, 2009 added an additional 3 to now carry a total of 57 HD channels. During 2009 Shaw Directs’ HD customer base increased to almost 325,000.

2008 vs. 2007

OPERATING HIGHLIGHTS

•	Free cash flowof $147.3 million for 2008 compares to $118.6 million in 2007.
•	During 2008 Shaw Direct added 12,943 customers and as at August 31, 2008 customers totaled 892,528.

Service revenue was up 5.4% over 2007 to $729.3 million. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization of $255.0 million improved 4.5% over the comparable period. The increase was mainly due to the revenue related growth partially offset by higher employee related and other costs to support growth. The comparative period also benefitted from the recovery of provisions related to certain contractual matters.

Total capital investment of $78.1 million in 2008 compared to $86.8 million in the prior year. Success-based capital declined primarily due to HD expansion projects undertaken in the latter part of 2007 and a duty recovery in 2008. These favorable variances were partially offset by increased activations.

The decline in Transponders and other was due to investments made in 2007 to upgrade certain Satellite Service technology and office equipment to support call centre expansions as well as spending related to HD expansion projects.

During 2008 Shaw Direct added 17 HD channels and increased its HD customer base by approximately 100,000.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

IV. FINANCIAL POSITION

Total assets at August 31, 2009 were $8.9 billion compared to $8.4 billion at August 31, 2008. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2008.

Current assets increased $353.2 million due to increases in cash and short-term securities of $453.2 million, accounts receivable of $6.3 million and prepaids of $8.4 million partially offset by a decrease in future income taxes of $115.3 million. Cash and short-term securities were up due to excess funds from the March 2009 $600 million senior note issuance. Prepaids increased due to timing of payments for certain expenditures while accounts receivable were up due to subscriber growth and rate increases. Future income taxes declined due to the use of non-capital loss carryforwards.

Property, plant and equipment increased $205.0 million as current year capital investment exceeded amortization.

Deferred charges decreased by $14.9 million due to a decrease in deferred equipment costs of $18.4 million.

Broadcast rights increased $40.1 million due to the acquisition of the Campbell River cable system in British Columbia.

Current liabilities (excluding current portion of long-term debt and derivative instruments) decreased $104.6 million due to decreases in bank indebtedness of $44.2 million and accounts payable of $92.6 million partially offset by increases in income taxes payable of $22.9 million and unearned revenue of $9.4 million. Accounts payable and accrued liabilities declined due to funding the remaining amount owing in respect of wireless spectrum licenses partially offset by increases in trade payables and other accruals including CRTC Part II fees. Income taxes payable increased due to the Company becoming cash taxable in the current year and unearned revenue increased due to customer growth and rate increases.

Total long-term debt increased $443.4 million as a result of $593.6 million in net proceeds on the March 2009 Senior note issuance and an increase of $31.8 million relating to the translation of hedged US denominated debt partially offset by the early redemption of the Videon CableSystems Inc. Cdn $130 million senior debentures and repayment of bank borrowings of $55.0 million. The current portion of long-term debt increased due to the US $440 million senior notes due in April 2010.

Other long-term liability was higher due to the current year defined benefit pension plan expense.

Derivative instruments (including current portion) decreased $54.6 million of which $31.8 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt. Current derivative instruments increased by $171.7 million primarily due to the cross-currency interest rate exchange agreement in respect of the aforementioned US $440 million Senior notes due in April 2010.

Deferred credits decreased $28.8 million due to a decrease in deferred equipment revenue of $14.4 million and amortization of deferred IRU revenue of $12.5 million.

Future income taxes increased $55.9 million due to the current year future income tax expense partially offset by an income tax recovery related to reductions in corporate income tax rates.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Share capital increased by $50.4 million primarily due to the issuance of 3,488,130 Class B Non-Voting Shares under the Company’s option plans for $59.0 million partially offset by the repurchase of 1,683,000 Class B Non-Voting Shares for $33.6 million of which $8.6 million reduced stated share capital and $25.0 million was charged against retained earnings. As of November 24, 2009, share capital is as reported at August 31, 2009 with the exception of the issuance of 441,618 Class B Non-Voting Shares upon exercise of options subsequent to the year end and issuance of 6,141,250 Class B Non-Voting Shares in respect of the acquisition of Mountain Cable in Hamilton. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to a decline in the unrealized losses on derivative instruments related to US denominated long-term debt.

V. CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change
				2009	2008
(In $000’s Cdn)	2009	2008	2007	%	%

Funds flow from operations	1,323,840	1,222,895	1,028,363	8.3	18.9
Net decrease (increase) in non-cash working capital balances related to operations	59,090	19,304	(28,350)	206.1	168.1

	1,382,930	1,242,199	1,000,013	11.3	24.2

Funds flow from operations increased year-over-year due to growth in service operating income before amortization which was partially offset by current income tax expense in 2009. The year-over-year net change in non-cash working capital balances is primarily due to timing of collection of accounts receivable and payment of accounts payable and accrued liabilities in addition to the provision for current taxes payable in 2009 as the Company became cash taxable.

Investing activities

				Increase
(In $000’s Cdn)	2009	2008	2007	2009	2008

Cash flow used in investing activities	(966,716)	(734,135)	(719,777)	(232,581)	(14,358)

In 2009, the primary uses of cash for investing activities were capital expenditures and equipment costs (net) of $802.9 million, final deposits for wireless spectrum licenses of $152.5 million and the acquisition of the Campbell River cable system of $46.3 million, all of which were partially offset by proceeds on disposal of property, plant and equipment of $22.1 million and proceeds on cancellation of certain US dollar forward purchase contracts of $13.4 million.

In 2008, the primary uses of cash for investing activities were capital expenditures and equipment costs (net) of $727.4 million and deposits for wireless spectrum licenses of $38.4 million, both of which were partially offset by a net customs duty recovery of $22.3 million.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Financing activities

The changes in financing activities during the year were as follows:

(In millions Cdn)	2009	2008	2007

Redemption of COPrS	–	(100.0)	–
Repayment of Videon CableSystems Inc. 8.15% senior debentures	(130.0)	–	–
Net proceeds on issuance of Cdn $600 million 6.50% senior notes	593.6	–	–
Cost to terminate foreign currency forward contracts	–	–	(0.4)
Repayment of $296.8 million senior notes	–	(296.8)	–
Bank loans and bank indebtedness – net borrowings (repayments)	(99.2)	99.2	(300.4)
Purchase of Class B Non-Voting Shares for cancellation	(33.6)	(99.8)	(104.8)
Dividends	(351.9)	(303.8)	(201.2)
Debt retirement costs	(9.2)	(4.3)	–
Proceeds on bond forward contracts	10.8	–	0.2
Issuance of Class B Non-Voting Shares	57.0	32.5	92.1
Repayment of Partnership debt	(0.5)	(0.4)	(0.4)
Proceeds on $400 million senior unsecured notes	–	–	400.0

Cash flow used in financing activities	37.0	(673.4)	(114.9)

VI.	LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $504.4 million of consolidated free cash flow. Shaw used its free cash flow along with net proceeds of $593.6 million from its senior notes offering, proceeds on cancellation of US dollar forward purchase contracts and a bond forward contract of $24.1 million, proceeds on issuance of Class B Non-Voting Shares of $57.0 million, working capital reduction of $70.6 million and other net items of $17 million to redeem the Videon CableSystems Inc. Cdn$130 million senior debentures, purchase $33.6 million of Class B Non-Voting Shares for cancellation, repay debt and bank indebtedness of $99.2 million, pay common share dividends of $351.9 million, fund the final cash payment of $152.5 million related to deposits on wireless spectrum licenses and purchase the Campbell River cable system for $46.3 million. The remaining $453.2 million was held in cash and short-term securities.

To allow for timely access to capital markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allows for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company completed three senior note offerings totaling $2.5 billion as follows:

•	On March 27, 2009, Shaw issued $600 million of senior notes at a rate of 6.50% due June 2, 2014. Net proceeds (after issue and underwriting expenses) of $593.6 million were used for debt repayment, working capital and general corporate purposes. Excess funds are being held in cash and short-term securities.
•	On October 1, 2009, the Company issued $1.25 billion of senior notes at a rate of 5.65% due 2019. Estimated net proceeds (after issuance at a discount of $4.0 million and, issue and underwriting expenses) of $1.24 billion were used for debt repayment. Subsequent to year end, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

April 11, 2010 and US $225 million 7.25% senior notes due April 6, 2011 on October 13, 2009, and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009.

•	On November 9, 2009, the Company issued $650 million of senior notes at a rate of 6.75% due 2039. Estimated net proceeds (after issuance at a discount of $4.4 million and issue and underwriting expenses) of $642 million will be used for general corporate purposes, working capital, capital expenditures and wireless investments.

On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010 representing approximately 10% of the public float of Class B Non-Voting Shares. On November 26, 2009, the Company repurchased 1,500,000 of its Class B Non-Voting Shares for cancellation for $27,893.

On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a one year period. The Company was authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. During the first quarter of 2009, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million under the previous normal course issuer bid which expired on November 18, 2008.

At August 31, 2009, Shaw held $453.2 million in cash and short-term securities and had access to $1 billion of available credit facilities. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. There are no restrictions that prevent the subsidiaries of the Company from transferring funds to Shaw.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2009, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Off-balance sheet arrangement and guarantees

Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2009

Contractual obligations
The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2009 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
		Within			More than
(In $000’s Cdn)	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt(1)	4,520,397	892,694	1,186,088	1,617,340	824,275
Operating lease obligations(2)	832,201	119,529	216,118	200,313	296,241
Other long-term obligations	79,233	1,448	2,856	12,880	62,049

	5,431,831	1,013,671	1,405,062	1,830,533	1,182,565

(1)	Includes interest payments. Principal and interest payments for US denominated long-term debt are reflected at the hedged rates of the associated cross-currency interest rate agreements.
(2)	Includes maintenance and lease of satellite transponders, lease of transmission facilities and lease of premises

VII.	ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 30, 2009, can be found on SEDAR at www.sedar.com.

VIII.	COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations/Corporate Governance/Other Corporate Governance Information/Compliance with NYSE Corporate Governance Listing Standards).

IX.	CERTIFICATION

The Company’s Chief Executive Officer and Senior Vice President & Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2009, the Company’s management, together with its Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND
REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2009

November 30, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND
REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2009

that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2009.

[Signed]	[Signed]

Jim Shaw Chief Executive Officer and Vice Chair	Steve Wilson Senior Vice President and Chief Financial Officer

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS
Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2009, and 2008 and the Consolidated Statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended August 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian Generally Accepted Accounting Principles.

As explained in Note 1 to the Consolidated Financial Statements, in fiscal 2009, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 3031 “Inventories”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2009, expressed an unqualified opinion thereon.

Calgary, Canada November 30, 2009
Chartered Accountants

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2009 and 2008 and the Consolidated Statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended August 31, 2009, and our report dated November 30, 2009, expressed an unqualified opinion thereon.

Calgary, Canada November 30, 2009
Chartered Accountants

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS

	2009	2008
As at August 31 [thousands of Canadian dollars]	$	$

ASSETS
Current
Cash and cash equivalents	253,862	–
Short-term securities	199,375	–
Accounts receivable [note 3]	194,483	188,145
Inventories [note 4]	52,304	51,774
Prepaids and other	35,688	27,328
Future income taxes [note 14]	21,957	137,220

	757,669	404,467
Investments and other assets [note 5]	194,854	197,979
Property, plant and equipment [note 6]	2,821,544	2,616,500
Deferred charges [note 7]	259,738	274,666
Intangibles [note 8]
Broadcast rights	4,816,153	4,776,078
Goodwill	88,111	88,111

	8,938,069	8,357,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	–	44,201
Accounts payable and accrued liabilities [notes 13 and 17]	563,110	655,756
Income taxes payable	25,320	2,446
Unearned revenue	133,798	124,384
Current portion of long-term debt [note 9]	481,739	509
Current portion of derivative instruments [note 19]	173,050	1,349

	1,377,017	828,645
Long-term debt [note 9]	2,668,749	2,706,534
Other long-term liability [note 17]	104,964	78,912
Derivative instruments [note 19]	292,560	518,856
Deferred credits [note 10]	659,073	687,836
Future income taxes [note 14]	1,337,722	1,281,826

	6,440,085	6,102,609

Commitments and contingencies [notes 9, 16 and 17]
Shareholders’ equity
Share capital [note 11]
Class A Shares	2,468	2,471
Class B Non-Voting Shares	2,111,381	2,060,960
Contributed surplus [note 11]	38,022	23,027
Retained earnings	384,747	226,408
Accumulated other comprehensive loss [note 12]	(38,634)	(57,674)

	2,497,984	2,255,192

	8,938,069	8,357,801

See accompanying notes

On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Michael O’Brien Director

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

Years ended August 31 [thousands of Canadian dollars	2009	2008	2007
except per share amounts]	$	$	$

Service revenue [note 15]	3,390,913	3,104,859	2,774,445
Operating, general and administrative expenses	1,851,963	1,696,623	1,534,820

Service operating income before amortization [note 15]	1,538,950	1,408,236	1,239,625
Amortization –
Deferred IRU revenue [note 10]	12,547	12,547	12,547
Deferred equipment revenue [note 10]	132,974	126,601	104,997
Deferred equipment costs [note 7]	(247,110)	(228,524)	(203,597)
Deferred charges [note 7]	(1,025)	(1,025)	(5,153)
Property, plant and equipment [note 6]	(480,582)	(414,732)	(381,909)

Operating income	955,754	903,103	766,510
Amortization of financing costs – long-term debt [note 9]	(3,984)	(3,627)	–
Interest [notes 7, 9, 10 and 13]	(237,047)	(230,588)	(245,043)

	714,723	668,888	521,467
Debt retirement costs [note 9]	(8,255)	(5,264)	–
Other gains [note 1]	19,644	24,009	9,520

Income before income taxes	726,112	687,633	530,987
Income tax expense [note 14]	190,774	16,366	142,871

Income before the following	535,338	671,267	388,116
Equity income (loss) on investee	(99)	295	363

Net income	535,239	671,562	388,479
Retained earnings (deficit), beginning of year	226,408	(68,132)	(172,701)
Adjustment for adoption of new accounting policy [note 1]	–	1,754	–
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(25,017)	(74,963)	(82,702)
Dividends – Class A Shares and Class B Non-Voting Shares	(351,883)	(303,813)	(201,208)

Retained earnings (deficit), end of year	384,747	226,408	(68,132)

Earnings per share [note 11]
Basic	$1.25	$1.56	$0.90
Diluted	$1.24	$1.55	$0.89

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2009	2008	2007
Years ended August 31 [thousands of Canadian dollars]	$	$	$

Net income	535,239	671,562	388,479
Other comprehensive income (loss) [note 12]
Change in unrealized fair value of derivatives designated as cash flow hedges	22,588	(36,193)	–
Realized gains on cancellation of forward purchase contracts	9,314	–	–
Adjustment for hedged items recognized in the period	14,443	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(27,336)	(4,796)	–
Unrealized foreign exchange gain (loss) on translation of a self-sustaining foreign operation	31	7	(18)

	19,040	(759)	(18)

Comprehensive income	554,279	670,803	388,461
Accumulated other comprehensive income (loss), beginning of year	(57,674)	312	330
Adjustment for adoption of new accounting policy [note 1]	–	(57,227)	–
Other comprehensive income (loss)	19,040	(759)	(18)

Accumulated other comprehensive income (loss), end of year	(38,634)	(57,674)	312

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009	2008	2007
Years ended August 31 [thousands of Canadian dollars]	$	$	$

OPERATING ACTIVITIES [note 20]
Funds flow from operations	1,323,840	1,222,895	1,028,363
Net decrease (increase) in non-cash working capital balances related to operations	59,090	19,304	(28,350)

	1,382,930	1,242,199	1,000,013

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 15]	(677,918)	(606,093)	(554,565)
Additions to equipment costs (net) [note 15]	(124,968)	(121,327)	(96,516)
Net customs duty recovery on equipment costs	–	22,267	–
Proceeds on cancellation of US forward purchase contracts [note 15]	13,384	–	–
Net decrease (increase) to inventories	(530)	8,827	(6,607)
Deposits on wireless spectrum licenses [note 5]	(152,465)	(38,447)	–
Cable business acquisitions [note 2]	(46,300)	–	(72,361)
Proceeds on disposal of property, plant and equipment and other assets	22,081	638	15,970
Additions to deferred charges	–	–	(5,698)

	(966,716)	(734,135)	(719,777)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(44,201)	44,201	(20,362)
Increase in long-term debt	835,155	297,904	460,000
Long-term debt repayments	(427,124)	(640,142)	(340,449)
Cost to terminate forward contracts	–	–	(370)
Proceeds on bond forward contracts	10,757	–	190
Debt retirement costs [note 9]	(9,161)	(4,272)	–
Issue of Class B Non-Voting Shares, net of after-tax expenses	56,996	32,498	92,058
Purchase of Class B Non-Voting Shares for cancellation [note 11]	(33,574)	(99,757)	(104,763)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(351,883)	(303,813)	(201,208)

	36,965	(673,381)	(114,904)

Effect of currency translation on cash balances and cash flows	58	7	(22)

Increase (decrease) in cash and cash equivalents	453,237	(165,310)	165,310
Cash, beginning of year	–	165,310	–

Cash, end of year	453,237	–	165,310

Cash includes cash, cash equivalents and short-term securities

See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

1.	SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct) and satellite distribution services (“Satellite Services”).

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the consolidated financial statements of the Company are described in note 22.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s 33.33% proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”).

The Company’s interest in the Partnership’s assets, liabilities, results of operations and cash flows are as follows:

	2009	2008
	$	$

Working capital	369	345
Property, plant and equipment	17,451	18,120

	17,820	18,465
Debt	21,473	21,963

Proportionate share of net liabilities	(3,653)	(3,498)

	2009	2008	2007
	$	$	$

Operating, general and administrative expenses	1,829	1,829	1,829
Amortization	(688)	(707)	(707)
Interest	(1,358)	(1,389)	(1,418)
Other gains	879	848	735

Proportionate share of income before income taxes	662	581	439

Cash flow provided by operating activities	1,326	1,608	1,284
Cash flow used in financing activities	(509)	(478)	(449)

Proportionate share of increase in cash	817	1,130	835

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Investments and other assets

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investee’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.

Amounts paid and payable for spectrum licenses are recorded as deposits until Industry Canada awards the operating licenses which was subject to approval of documents at year end.

Revenue and expenses

(i)	Service revenue

Service revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.

Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions, in an amount not exceeding initial subscriber connection fee revenue, are deferred and recognized as an operating expense on a straight-line basis over the same two years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as service revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of modems, DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized on a straight-line basis over the same period. The DCT, DTH and modem equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the Consolidated Statements of Income and Retained Earnings (Deficit) as deferred IRU revenue amortization.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are purchased three months or less from maturity, and are presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s operating facility (see note 9) are greater than the amount of cash and cash equivalents, the net amount is presented as bank indebtedness.

Short-term securities

Short-term securities include money market instruments with terms ranging from three to twelve months to maturity and are recorded at cost plus accrued interest.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-20 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred charges

Deferred charges primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) costs incurred in respect of connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.

Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment. Identifiable intangibles are tested for impairment by comparing the estimated fair value of the intangible asset with its carrying amount. Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Foreign currency translation

The financial statements of a foreign subsidiary, which is self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are included in Other Comprehensive Income (Loss).

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain (loss) recognized on the translation and settlement of current monetary assets and liabilities was ($1,599) (2008 – ($644); 2007 – $255) and is included in other gains.

Exchange gains and losses on translating hedged long-term debt are included in the Company’s Consolidated Statements of Income and Retained Earnings (Deficit). Foreign exchange gains and losses on hedging derivatives are reclassified from Other Comprehensive Income (Loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale or financial liabilities. Financial instruments designated as assets available-for-sale are carried at fair value while loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments on debt assumed in business acquisitions are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity. Prior to adopting the new financial instruments standards on September 1, 2007, such

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

amounts were amortized on a straight-line basis over the period of the related debt instrument. Upon adoption of these new standards on a retrospective basis without restatement, $1,754 was credited to opening retained earnings for the cumulative net of tax difference between the two amortization methods.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. Effective September 1, 2007, all derivative financial instruments are recorded at fair value in the balance sheet. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible, the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Prior to September 1, 2007, the carrying value of derivative financial instruments designated as hedges were only adjusted to fair value when hedge accounting was not permissible. The resulting gains and losses were immediately recognized in income (loss). The adoption of the new financial instruments standards resulted in a charge of $57,227, net of tax, to accumulated other comprehensive loss.

Employee benefit plans

The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by certain senior employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement ages and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 11.1 years at August 31, 2009 (2008 – 12.1 years; 2007 –

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

12.0 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2009.

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital.

The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options.

Earnings per share

Basic earnings per share is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the year. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 16).

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities, certain assumptions used in determining defined benefit plan pension expense and the recoverability of deferred costs, broadcast rights and goodwill using estimated future cash flows. Significant changes in assumptions could result in impairment of intangible assets.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Adoption of recent Canadian accounting pronouncements

(i)	Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.

(ii)	Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The new disclosures are included in note 19.

In January 2009, the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 during the second quarter of the current year had no impact on the Company’s consolidated financial statements as credit adjusted fair values had already been used.

(iii)	Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital. The new disclosures are included in note 21.

Recent Canadian accounting pronouncements

(i)	Goodwill and intangible assets
In 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company does not expect this standard to have a significant impact on its consolidated financial statements upon adoption.

(ii)	International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards would require the Company to begin reporting under IFRS in fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

2.	BUSINESS ACQUISITIONS

2009
Cash
purchase
price
$

(i) Cable systems	46,300

2007
Total
		Issuance of Class B	purchase
	Cash	Non-Voting Shares	price
	$	$	$

(ii) Cable systems	72,336	3,000	75,336

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2009	2007
	$	$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,825	8,232
Broadcast rights [note 8]	40,075	84,594

	46,900	92,826

Working capital deficiency	600	2,973
Future income taxes	–	14,517

	600	17,490

Purchase price	46,300	75,336

(i)	During 2009, the Company purchased the assets comprising the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

(ii)	During 2007, the Company purchased four cable systems serving approximately 20,200 basic subscribers in British Columbia and Ontario. The $3,000 value of the 179,588 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price over a short period prior to the date the terms of the purchase were agreed to and announced.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

3.	ACCOUNTS RECEIVABLE

	2009	2008
	$	$

Subscriber and trade receivables	204,786	197,163
Due from officers and employees	843	841
Due from related parties [note 18]	682	875
Miscellaneous receivables	5,333	4,662

	211,644	203,541
Less allowance for doubtful accounts	(17,161)	(15,396)

	194,483	188,145

Included in operating, general and administrative expenses is a provision for doubtful accounts of $19,298 (2008 – $15,281; 2007 – $3,086).

4.	INVENTORIES

	2009	2008
	$	$

Subscriber equipment	48,639	49,317
Other	3,665	2,457

	52,304	51,774

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

5.	INVESTMENTS AND OTHER ASSETS

	2009	2008
	$	$

Investment, at cost net of write-down:
Investment in a private technology company	200	1,295
Deposits:
Wireless spectrum licenses	190,912	190,912
Other assets:
Loan [note 18]	3,600	3,600
Other	142	2,172

	194,854	197,979

Deposits

In 2008, the Company participated in Industry Canada’s auction of spectrum licenses for advanced wireless services and was successful in its bids for spectrum licenses primarily in Western Canada and Northern Ontario. The total cost was $190,912 which consisted of $189,519 for the licenses and $1,393 of related auction expenditures.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Cable and telecommunications distribution system	3,841,087	1,871,738	1,969,349	3,664,151	1,784,014	1,880,137
Digital cable terminals and modems	377,698	150,749	226,949	258,141	112,794	145,347
Satellite audio, video and data network equipment and DTH receiving equipment	154,916	104,600	50,316	153,352	90,453	62,899
Buildings	343,605	106,986	236,619	327,641	96,108	231,533
Data processing	217,455	109,088	108,367	152,929	78,107	74,822
Other assets	252,019	119,909	132,110	208,302	119,754	88,548

	5,186,780	2,463,070	2,723,710	4,764,516	2,281,230	2,483,286
Land	44,860	–	44,860	44,354	–	44,354
Assets under construction	52,974	–	52,974	88,860	–	88,860

	5,284,614	2,463,070	2,821,544	4,897,730	2,281,230	2,616,500

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibres under IRU agreements with terms extending to 60 years totalling $61,811 (2008 – $61,811). In 2009, the Company recognized a gain of $8,360 (2008 – $270; 2007 – $5,699) on the disposal of property, plant and equipment.

7.	DEFERRED CHARGES

	2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Equipment costs subject to a deferred revenue arrangement	710,810	481,591	229,219	686,406	438,831	247,575
Financing costs and credit facility arrangement fees	5,039	2,268	2,771	5,039	1,260	3,779
Connection and installation costs	15,601	12,175	3,426	24,290	19,073	5,217
Other	24,458	136	24,322	18,214	119	18,095

	755,908	496,170	259,738	733,949	459,283	274,666

Amortization provided in the accounts on deferred charges for 2009 amounted to $253,303 (2008 – $237,740; 2007 – $222,493) of which $248,135 was recorded as amortization of deferred charges and equipment costs (2008 – $229,549; 2007 – $208,750) and $5,168 was recorded as operating, general and administrative expenses (2008 – $8,191; 2007 – $12,474). In 2007, $1,269 was recorded to as interest expense.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

8.	INTANGIBLES

	Carrying amount
	2009	2008
	$	$

Broadcast rights
Cable systems	3,833,021	3,792,946
DTH and satellite services	983,132	983,132

	4,816,153	4,776,078
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,904,264	4,864,189

The changes in the carrying amount of intangibles are as follows:

	Broadcast rights	Goodwill
	$	$

August 31, 2007 and 2008	4,776,078	88,111
Business acquisition [note 2]	40,075	–

August 31, 2009	4,816,153	88,111

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

9.	LONG-TERM DEBT

		2009			2008
		Translated	Adjustment for	Long-term	Translated	Adjustment for	Long-term
		at year-end	hedged	debt	at year-end	hedged	debt
	Effective	exchange	debt and	repayable at	exchange	debt and	repayable
	interest rates	rate (1)	finance costs (1) (2)	maturity	rate (1)	finance costs (1) (2)	at maturity
	%	$	$	$	$	$	$
Corporate
Bank loans	Variable	–	–	–	55,000	–	55,000
Senior notes –
Cdn $600,000 6.50% due June 2, 2014	6.56	593,824	6,176	600,000	–	–	–
Cdn $400,000 5.70% due March 2, 2017	5.72	395,646	4,354	400,000	395,196	4,804	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	446,836	3,164	450,000	445,997	4,003	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	291,987	8,013	300,000	291,059	8,941	300,000
US $440,000 8.25% due April 11, 2010(3)	7.88	481,198	161,422	642,620	465,711	176,909	642,620
US $225,000 7.25% due April 6, 2011(3)	7.68	245,632	110,206	355,838	237,781	118,057	355,838
US $300,000 7.20% due December 15, 2011(3)	7.61	327,512	149,338	476,850	317,222	159,628	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,380	3,620	350,000	345,685	4,315	350,000

		3,129,015	446,293	3,575,308	2,553,651	476,657	3,030,308

Other subsidiaries and entities
Videon CableSystems Inc. – Cdn $130,000 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	–	–	–	131,429	(1,429)	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	21,473	101	21,574	21,963	120	22,083

		21,473	101	21,574	153,392	(1,309)	152,083

Total consolidated debt		3,150,488	446,394	3,596,882	2,707,043	475,348	3,182,391
Less current portion		481,739	161,422	643,161	509	–	509

		2,668,749	284,972	2,953,721	2,706,534	475,348	3,181,882

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $27,761 (2008 – $24,870). Prior to September 1, 2007, such amounts were presented as deferred charges and deferred credits (see notes 7 and 10). Amortization for 2009 amounted to $4,466 (2008 – $3,822) of which $3,984 (2008 – $3,627) was recorded as amortization of financing costs and $482 (2008 – $195) was recorded as interest expense.

(2)	Foreign denominated long-term debt is translated at the year-end rate of 1.0950 Cdn (2008 – 1.0620 Cdn). If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $418,633 (2008 – $450,478).

(3)	The notes were redeemed subsequent to year end (see note 24).

Interest on long-term debt included in interest expense amounted to $237,546 (2008 – $231,599; 2007 – $250,100). Interest expense is net of $981 (2008 – $1,950; 2007 – $5,301) of interest income. Excess proceeds from the $600,000 senior notes issuance in March

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

2009 was held in cash and short-term securities and a portion of the proceeds from the $400,000 senior notes issuance in March 2007 was invested in short term investments pending the repayment of maturing debt in October 2007.

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility, of which $627 has been drawn as committed letters of credit. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 3.09% for the year (2008 – 5.49%; 2007 – 6.03%).

A syndicate of banks has provided the Company with an unsecured $1 billion credit facility due in May 2012. At August 31, 2009, no amounts were drawn under the credit facility. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate on actual borrowings during the year averaged 3.06% (2008 – 4.81%; 2007 – 5.04%).

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On March 27, 2009, the Company issued $600,000 of senior notes at a rate of 6.50%. The senior notes were issued at a discount and the effective interest rate is 6.56%.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US dollar senior notes. The table below outlines the US dollar principal, the interest coupon rate, the effective interest rate on the Canadian dollar equivalent of the US debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US$

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

Other subsidiaries and entities

Videon CableSystems Inc. (“Videon”)

On April 15, 2009, the Company redeemed the Videon Cablesystems Inc. Cdn$130,000 Senior Debentures which were due April 26, 2010.

The debentures were unsecured and non-recourse to the parent company and were guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures was 7.63% after giving effect to the fair value adjustment to the debt at the date of the Moffat acquisition.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 10 year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt retirement costs

In connection with the aforementioned early redemption of the Videon Cablesystems Inc. Cdn$130,000 Senior Debentures, the Company incurred costs of $9,161 and wrote-off the remaining unamortized fair value adjustment of $906.

On January 30, 2008, the Company redeemed its $100,000 8.54% Canadian Originated Preferred Securities (“COPrS”). In connection with this early redemption, the Company incurred costs of $4,272 and wrote-off the remaining unamortized financing charges of $992.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2009.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

		Exchange rate
	At year-end	adjusted for
	exchange rate	hedged rates
	$	$

2010	482,341	643,161
2011	246,951	356,414
2012	329,113	477,463
2013	450,652	450,652
2014	950,694	950,694
Thereafter	718,498	718,498

	3,178,249	3,596,882

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

10.	DEFERRED CREDITS

	2009			2008
		Accumulated	Net book		Accumulated	Net book
	Amount	amortization	value	Amount	amortization	value
	$	$	$	$	$	$

IRU prepayments	629,119	106,705	522,414	629,119	94,158	534,961
Equipment revenue	406,609	280,598	126,011	392,458	252,027	140,431
Connection fee and installation revenue	23,619	17,560	6,059	33,247	24,403	8,844
Deposit on future fibre sale	2,000	–	2,000	2,000	–	2,000
Other	2,589	–	2,589	1,600	–	1,600

	1,063,936	404,863	659,073	1,058,424	370,588	687,836

Amortization of deferred credits for 2009 amounted to $153,168 (2008 – $150,366; 2007 – $132,819) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2009 amounted to $12,547 (2008 – $12,547; 2007 – $12,547). Amortization of equipment revenue for 2009 amounted to $132,974 (2008 – $126,601; 2007 – $104,997). Amortization of connection fee and installation revenue for 2009 amounted to $7,647 (2008 – $11,218; 2007 – $14,250) and was recorded as service revenue. In 2007, amortization of $1,025, in respect of a fair value adjustment on debt and bond forward proceeds, was offset against interest expense.

11.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Number of securities			2009	2008
2009	2008		$	$

22,520,064	22,550,064	Class A Shares	2,468	2,471
407,717,782	405,882,652	Class B Non-Voting Shares	2,111,381	2,060,960

430,237,846	428,432,716		2,113,849	2,063,431

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Changes in Class A Share capital and Class B Non-Voting Share capital in 2009, 2008 and 2007 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2006	22,583,864	2,475	407,299,808	1,974,491
Class A Share conversions	(20,800)	(2)	20,800	2
Purchase of shares for cancellation	–	–	(4,408,400)	(22,061)
Stock option exercises	–	–	5,678,963	95,398
Issued in respect of an acquisition	–	–	179,588	3,000
Share issue costs	–	–	–	(143)

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Class A Share conversions	(13,000)	(2)	13,000	2
Purchase of shares for cancellation	–	–	(4,898,300)	(24,794)
Stock option exercises	–	–	1,997,193	35,065

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Class A Share conversions	(30,000)	(3)	30,000	3
Purchase of shares for cancellation	–	–	(1,683,000)	(8,557)
Stock option exercises	–	–	3,488,130	58,975

August 31, 2009	22,520,064	2,468	407,717,782	2,111,381

During 2009 the Company purchased for cancellation 1,683,000 (2008 – 4,898,300; 2007 – 4,408,400) Class B Non-Voting Shares, pursuant to its outstanding normal course issuer bid or otherwise, for $33,574 (2008 – $99,757; 2007 – $104,763). Share capital has been reduced by the stated value of the shares amounting to $8,557 (2008 – $24,794; 2007 – $22,061) with the excess of the amount paid over the stated value of the shares amounting to $25,017 (2008 – $74,963; 2007 – $82,702) charged to retained earnings (deficit).

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2009 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. During the current year the plan was amended to increase the maximum number of Class B Non-Voting Shares issuable under the plan by 20,000,000 to 52,000,000. To date, 11,241,616 Class B Non-Voting Shares have been issued under the plan.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

The changes in options in 2009, 2008 and 2007 are as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	$	Number	$	Number	$

Outstanding, beginning of year	23,963,771	19.77	17,574,801	17.08	19,117,602	16.30
Granted	4,373,000	19.62	10,486,500	23.73	6,693,500	19.03
Forfeited	(1,133,974)	20.67	(2,133,939)	20.04	(2,594,140)	17.56
Exercised	(3,488,130)	16.34	(1,963,591)	16.48	(5,642,161)	16.28

Outstanding, end of year	23,714,667	20.21	23,963,771	19.77	17,574,801	17.08

The following table summarizes information about the options outstanding at August 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted	Weighted
	outstanding at	average	average	exercisable at	average	average
	August 31,	remaining	exercise	August 31,	remaining	exercise
Range of prices	2009	contractual life	price	2009	contractual life	price

$8.69	20,000	4.14	$8.69	20,000	4.14	$8.69
$14.85 – $22.27	15,509,667	6.57	$17.98	7,710,671	4.33	$16.86
$22.28 – $26.20	8,185,000	8.01	$24.45	2,202,375	7.99	$24.30

The aggregate intrinsic value of exerciseable in-the-money options at August 31, 2009 is $16,539.

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2009 was $3.02 (2008 – $5.01; 2007 – $3.73) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2009	2008	2007

Dividend yield	4.28%	2.92%	2.79%
Risk-free interest rate	1.94%	4.21%	4.12%
Expected life of options	5 years	5 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.5%	24.5%	26.0%

Other stock options

In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Satellite Services share which would have been received upon the exercise of a Satellite Services option under the Satellite Services option plan.

During 2008, the remaining 37,336 Satellite Services options were exercised (2007 – 40,336) for $145 (2007 – $367).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Contributed surplus

The changes in contributed surplus are as follows:

	2009	2008
	$	$

Balance, beginning of year	23,027	8,700
Stock-based compensation	16,974	16,894
Stock options exercised	(1,979)	(2,567)

Balance, end of year	38,022	23,027

As at August 31, 2009, the total unamortized compensation cost related to unvested options is $39,680 and will be recognized over a weighted average period of approximately 2.9 years.

Dividends

To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Earnings per share

Earnings per share calculations are as follows:

	2009	2008	2007

Numerator for basic and diluted earnings per share($)	535,239	671,562	388,479

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	429,153	431,070	432,493
Effect of potentially dilutive securities	1,628	2,797	3,249

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	430,781	433,867	435,742

Earnings per share($)
Basic	1.25	1.56	0.90
Diluted	1.24	1.55	0.89

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Options to purchase 23,714,667 Class B Non-Voting Shares were outstanding under the Company’s stock option plan at August 31, 2009 (2008 – 23,963,771; 2007 – 17,574,801). In addition, Satellite Services options and warrants to issue 33,602 Class B Non-Voting Shares were outstanding at August 31, 2007 and the Company had the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on the COPrS included in long-term debt at August 31, 2007.

12.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related income tax effects for 2009 are as follows:

	Amount	Income Taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	26,693	(4,105)	22,588
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	14,518	(75)	14,443
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(31,845)	4,509	(27,336)
Unrealized foreign exchange gain on translation of a self- sustaining foreign operation	31	–	31

	22,781	(3,741)	19,040

Components of other comprehensive income (loss) and the related income tax effects for 2008 are as follows:

	Amount	Income Taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	(43,327)	7,134	(36,193)
Adjustment for hedged items recognized in the period	49,801	(9,578)	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(5,597)	801	(4,796)
Unrealized foreign exchange gain on translation of a self- sustaining foreign operation	7	–	7

	884	(1,643)	(759)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2009	August 31, 2008
	$	$

Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	350	319
Fair value of derivatives	(38,984)	(57,993)

	(38,634)	(57,674)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
	$	$

Trade	86,677	61,980
Accrued liabilities	269,463	388,870
Accrued network fees	103,176	103,150
Interest	80,463	75,064
Related parties [note 18]	21,883	18,712
Short-term financing	–	6,532
Current portion of pension plan liability [note 17]	1,448	1,448

	563,110	655,756

Interest on the short-term financing arrangement amounted to $744 in 2008 and is included in interest expense. Interest rates fluctuated with Canadian bankers acceptance rates and averaged 4.89% for 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

14.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income tax liabilities and assets are as follows:

	2009	2008
	$	$

Future income tax liabilities:
Property, plant and equipment	152,677	143,965
Broadcast rights	868,901	879,660
Partnership income	331,063	271,157

	1,352,641	1,294,782

Future income tax assets:
Non-capital loss carryforwards	19,687	137,220
Deferred charges	10,123	2,792
Foreign exchange on long-term debt and fair value of derivative instruments	7,066	10,164

	36,876	150,176

Net future income tax liability	1,315,765	1,144,606
Current portion of future income tax asset	21,957	137,220

Future income tax liability	1,337,722	1,281,826

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

The Company has capital loss carryforwards of approximately $165,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2009	2008	2007
	$	$	$

Current statutory income tax rate	30.2%	32.0%	33.75%

Income tax expense at current statutory rates	219,286	220,043	179,208
Increase (decrease) in taxes resulting from:
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	(551)	–	(95)
Decrease in valuation allowance	(3,463)	(9,867)	(9,941)
Effect of future tax rate reductions	(22,582)	(187,990)	(25,535)
Originating temporary differences recorded at future tax rates expected to be in effect when realized	(9,675)	(11,794)	(3,040)
Other	7,759	5,974	2,274

Income tax expense	190,774	16,366	142,871

Significant components of income tax expense (recovery) are as follows:

	2009	2008	2007
	$	$	$

Current income tax expense	23,300	–	–
Future income tax expense related to origination and reversal of temporary differences	193,519	214,223	178,347
Future income tax recovery resulting from rate changes and valuation allowance	(26,045)	(197,857)	(35,476)

Income tax expense	190,774	16,366	142,871

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

15.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, DTH and Satellite Services, all of which are substantially located in Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization.

	2009
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	2,635,832	684,831	90,205	775,036	3,410,868
Intersegment	(4,850)	(11,605)	(3,500)	(15,105)	(19,955)

	2,630,982	673,226	86,705	759,931	3,390,913

Service operating income before amortization	1,269,620	223,499	45,831	269,330	1,538,950

Service operating income as % of external revenue	48.3%	33.2%	52.9%	35.4%	45.4%

Interest(1)	209,438	n/a	n/a	26,251	235,689
Burrard Landing Lot 2 Holdings Partnership					1,358

					237,047

Cash taxes(1)	23,300	–	–	–	23,300

Segment assets	6,602,503	855,283	498,720	1,354,003	7,956,506

Corporate assets					981,563

Total assets					8,938,069

Capital expenditures and equipment costs (net) by segment

Capital expenditures	658,862	4,907	192	5,099	663,961
Equipment costs (net)	35,222	76,362	–	76,362	111,584

	694,084	81,269	192	81,461	775,545

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					677,918
Additions to equipment costs (net)					124,968

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					802,886
Increase in working capital related to capital expenditures					11,559
Less: Proceeds on disposal of property, plant and equipment					(22,081)
Less: Realized gains on cancellation of US dollar forward purchase contracts(2)					(13,384)
Less: Satellite services equipment profit(4)					(3,435)

Total capital expenditures and equipment costs (net) reported by segments					775,545

See notes following 2007 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2008
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	2,379,361	650,653	92,712	743,365	3,122,726
Intersegment	(3,775)	(10,592)	(3,500)	(14,092)	(17,867)

	2,375,586	640,061	89,212	729,273	3,104,859

Service operating income before amortization	1,153,274	206,541	48,421	254,962	1,408,236

Service operating income as % of external revenue	48.5%	32.3%	54.3%	35.0%	45.4%

Interest(1)	199,600	n/a	n/a	29,599	229,199
Burrard Landing Lot 2 Holdings Partnership					1,389

					230,588

Cash taxes(1)	–	–	–	–	–

Segment assets	6,465,183	869,710	523,736	1,393,446	7,858,629

Corporate assets					499,172

Total assets					8,357,801

Capital expenditures and equipment costs (net) by segment
Capital expenditures	602,848	2,997	(766)	2,231	605,079
Equipment costs (net)	45,488	75,839	–	75,839	121,327

	648,336	78,836	(766)	78,070	726,406

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					606,093
Additions to equipment costs (net)					121,327

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					727,420
Increase in working capital related to capital expenditures					2,608
Less: Satellite services equipment profit(4)					(3,622)

Total capital expenditures and equipment costs (net) reported by segments					726,406

See notes following 2007 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2007
		Satellite
	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	2,086,066	611,713	90,117	701,830	2,787,896
Intersegment	(3,414)	(6,537)	(3,500)	(10,037)	(13,451)

	2,082,652	605,176	86,617	691,793	2,774,445

Service operating income before amortization	995,694	196,404	47,527	243,931	1,239,625

Service operating income as % of external revenue	47.8%	32.5%	54.9%	35.3%	44.7%

Interest(1)	205,062	n/a	n/a	38,563	243,625
Burrard Landing Lot 2 Holdings Partnership					1,418

					245,043

Cash taxes(1)	–	–	–	–	–

Segment assets	6,300,834	894,893	529,411	1,424,304	7,725,138

Corporate assets					438,601

Total assets					8,163,739

Capital expenditures and equipment costs (net) by segment
Capital expenditures	533,485	3,958	5,849	9,807	543,292
Equipment costs (net)	19,546	76,970	–	76,970	96,516

	553,031	80,928	5,849	86,777	639,808

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					554,565
Additions to equipment costs (net)					96,516

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					651,081
Decrease in working capital related to capital expenditures					(7,678)
Less: IRU prepayments(3)					(7)
Less: Satellite services equipment profit(4)					(3,588)

Total capital expenditures and equipment costs (net) reported by segments					639,808

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

(2)	The Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(3)	Prepayments on IRUs in amounts not exceeding the costs to build the fibre subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

16.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 18 Ku-band transponders on the Anik F2 satellite from Telesat Canada. During 2006, the Company’s traffic on the Anik F1 was transferred to the Anik F1R under a capacity services arrangement which has all of the same substantive benefits and obligations as on Anik F1. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term commitments of which the majority are for the maintenance and lease of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2010	119,529
2011	110,064
2012	106,054
2013	103,267
2014	97,046
Thereafter	296,241

832,201

Included in operating, general and administrative expenses are transponder maintenance expenses of $58,343 (2008 – $58,280; 2007 – $59,009) and rental expenses of $67,663 (2008 – $66,118; 2007 – $59,117).

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2009, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and performance bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2009, the guarantee instruments amounted to $1,032 (2008 – $158,296). The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2010 to 2012.

17.	PENSION PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for all non-union employees and contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $21,148 (2008 – $17,622; 2007 – $14,486) of which $12,281 (2008 – $10,214; 2007 – $8,586) was expensed and the remainder capitalized.

Defined benefit pension plan

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

to the plan. The plan is unfunded. There are no minimum required contributions and no discretionary contributions are currently planned. The plan has remained unchanged since 2007.

The table below shows the change in benefit obligations.

	2009	2008
	$	$

Accrued benefit obligation and plan deficit, beginning of year	184,795	158,491
Current service cost	5,002	4,610
Interest cost	11,817	8,931
Actuarial losses (gains)	(4,507)	14,211
Payment of benefits to employees	(1,448)	(1,448)

Accrued benefit obligation and plan deficit, end of year	195,659	184,795

Reconciliation of accrued benefit obligation to Consolidated Balance	2009	2008
Sheet accrued pension benefit liability	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	28,817	33,648
Unamortized actuarial loss	60,430	70,787

	89,247	104,435

Accrued pension benefit liability recognized in Consolidated Balance Sheet:
Accounts payable and accrued liabilities	1,448	1,448
Other long-term liability	104,964	78,912

	106,412	80,360

Accrued benefit obligation, end of year as above	195,659	184,795

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost.

	2009	2008
Accrued benefit obligation	%	%

Discount rate	6.75	6.25
Rate of compensation increase	5.00	5.00

	2009	2008	2007
Benefit cost for the year	%	%	%

Discount rate	6.25	5.50	5.25
Rate of compensation increase	5.00	5.00	5.00

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the net benefit plan expense.

	2009	2008	2007
	$	$	$

Current service cost	5,002	4,610	2,956
Interest cost	11,817	8,931	6,129
Past service cost	–	–	25,767
Actuarial losses (gains)	(4,507)	14,211	13,881
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	10,357	(9,067)	(9,721)
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	4,831	4,831	(18,204)

Pension expense	27,500	23,516	20,808

The actuarial losses (gains) resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table. The past service costs result from amendments to the plan, including new entrants.

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2010	1,448
2011	1,432
2012	1,424
2013	5,918
2014	6,962
2015 – 2019	62,049

18.	RELATED PARTY TRANSACTIONS

The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $121,659 (2008 – $108,094; 2007 – $108,801), advertising fees of $621 (2008 – $617; 2007 – $415) and programming fees of $1,066 (2008 – $1,062; 2007 – $1,047) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

provided cable system distribution access and affiliate broadcasting services to Corus Custom Networks, the advertising division of Corus, for $1,514 (2008 – $262; 2007 – $258), administrative and other services to Corus for $1,934 (2008 – $1,721; 2007 – $1,589), uplink of television signals to Corus for $5,112 (2008 – $4,837; 2007 – $4,845) and Internet services and lease of circuits for $1,167 (2008 – $1,082; 2007 – $1,041).

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $9,886 (2008 – $9,372; 2007 – $9,907) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations.

Other

The Company has entered into certain transactions with companies that are affiliated with Directors of the Company as follows:

The Company paid $3,555 (2008 – $2,820; 2007 – $511) for direct sales agent, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $6,094 (2008 – $3,208; 2007 – $2,249) for remote control units to a supplier where a Director of the Company holds a position on the supplier’s board of directors.

Other transactions

The Company has entered into certain transactions with Directors and senior officers of the Company as follows:

During 2007, the Company realized a gain of $2,680 on the sale of certain corporate assets to a company controlled by a Director of the Company. The transaction was recorded at the exchange amount, supported by independent evidence, which the parties have agreed represents the fair value of the assets.

Loans, interest and non-interest bearing, have in the past been granted to executive officers in connection with their employment for periods ranging up to 10 years. The effective interest rate on the interest bearing loan for 2009 was 1.9% (2008 – 4.2%; 2007 – 4.9%). Executive officers voluntarily repaid approximately 17% and 10% of their original loan balances in 2008 and 2007, respectively. At August 31, 2009, the remaining amount outstanding on an executive officer loan was $3,600 (2008 – $3,600) and is repayable on or before July 26, 2012.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets

The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

(iii)	Long-term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

b)	The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments

The fair value of cross-currency interest rate exchange agreements and US currency contracts is determined using an estimated credit-adjusted mark-to-market valuation.

The carrying values and estimated fair values of long-term debt and all derivative financial instrument liabilities are as follows:

	2009		2008
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	3,150,488	3,394,224	2,707,043	2,743,250
Derivative financial instruments – Cross-currency interest rate exchange agreements	462,273	462,273	513,385	513,385
US currency forward purchase contracts	3,337	3,337	6,820	6,820

	3,616,098	3,859,834	3,227,248	3,263,455

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 9. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2010.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Currency risk

As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. As at August 31, 2009, 100% of the Company’s US dollar denominated debt maturities were hedged.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company entered into forward contracts to purchase US $46,000 over a period of 12 months commencing in September 2008 at an average exchange rate of 1.1507 Cdn. In addition, the Company had in place long term forward contracts to purchase US $12,296 during 2009 at an average rate 1.4078. At August 31, 2009, the Company has forward contracts to purchase US $84,000 over a period of 12 months commencing in September 2009 at an average exchange rate of 1.1089 Cdn. In addition, the Company has in place long term forward contracts to purchase US $6,972 during 2010 at an average rate 1.4078.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in note 9.

Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2009, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Market risk

Net income and other comprehensive income for 2009 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed other comprehensive income by $17,092 (net of tax). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed other comprehensive income by $5,691 (net of tax). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Credit risk

Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2009, the Company had accounts receivable of $194,483, net of the allowance for doubtful accounts of $17,161. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2009, $77,256 of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

The Company has mitigated the credit risk of holding short-term securities by investing funds in a Government of Canada treasury bill.

Credit risks associated with cross-currency interest rate exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.

The Company’s undiscounted contractual maturities as at August 31, 2009 are as follows:

	Trade and	Long-term debt
	other	repayable at	Other derivative	Interest
	payables (1)	maturity (2)	instruments (3)	payments (4)

Within one year	563,110	643,161	3,353	249,533
1 to 3 years	–	833,877	–	352,211
3 to 5 years	–	1,401,346	–	215,994
Over 5 years	–	718,498	–	105,777

	563,110	3,596,882	3,353	923,515

(1)	Includes trade payables and accrued liabilities.

(2)	US denominated long-term debt is reflected at the hedged rates for the principal repayments (see notes 9 and 24).

(3)	Includes foreign exchange forward contracts.

(4)	Interest payments on long-term debt and the interest related portion of the cross-currency interest exchange derivatives.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

20.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from operations

	2009	2008	2007
	$	$	$

Net income	535,239	671,562	388,479
Non-cash items:
Amortization –
Deferred IRU revenue	(12,547)	(12,547)	(12,547)
Deferred equipment revenue	(132,974)	(126,601)	(104,997)
Deferred equipment costs	247,110	228,524	203,597
Deferred charges	1,025	1,025	5,153
Property, plant and equipment	480,582	414,732	381,909
Financing costs – long term debt	3,984	3,627	–
Future income tax expense	167,474	16,366	142,871
Equity loss (income) on investee	99	(295)	(363)
Debt retirement costs	8,255	5,264	–
Stock-based compensation	16,974	16,894	6,787
Defined benefit pension plan	26,052	22,068	19,120
Net customs duty recovery on equipment costs	–	(22,267)	–
Gain on cancellation of bond forward	(10,757)	–	–
Other	(6,676)	4,543	(1,646)

Funds flow from operations	1,323,840	1,222,895	1,028,363

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2009	2008	2007
	$	$	$

Accounts receivable	(5,714)	(32,646)	(16,435)
Prepaids and other	(14,393)	(9,900)	(9,563)
Accounts payable and accrued liabilities	47,781	54,839	(14,435)
Income taxes payable	22,894	(58)	661
Unearned revenue	8,522	7,069	11,422

	59,090	19,304	(28,350)

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	2009	2008	2007
	$	$	$

Interest	231,594	241,899	231,513
Income taxes	404	57	(717)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2009	2008	2007
	$	$	$

Class B Non-Voting Shares issued on an acquisition [note 2]	–	–	3,000

21.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents and short-term securities.

	August 31, 2009	August 31, 2008

Bank indebtedness	–	44,201
Cash and cash equivalents	(253,862)	–
Short-term securities	(199,375)	–
Long-term debt repayable at maturity	3,596,882	3,182,391
Share capital	2,113,849	2,063,431
Contributed surplus	38,022	23,027
Retained earnings	384,747	226,408

	5,680,263	5,539,458

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009.

The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

fixed charges. At August 31, 2009, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

22.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP.

(a)	Reconciliation to US GAAP

	2009	2008	2007
	$	$	$

Net income using Canadian GAAP	535,239	671,562	388,479
Add (deduct) adjustments for:
Deferred charges and credits(2)	6,235	(18,808)	5,672
Foreign exchange gains on hedged long-term debt(3)	–	–	47,382
Reclassification of hedge losses from other comprehensive income(7)	–	–	(47,382)
Capitalized interest(10)	1,337	4,133	2,244
Income taxes(11)	(4,036)	(2,048)	(10,461)

Net income using US GAAP	538,775	654,839	385,934

Other comprehensive income (loss) using Canadian GAAP	19,040	(759)	(18)
Adjustment to fair value of derivatives(7)	–	–	5,730
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt(7)	–	–	40,215
Change in funded status of non-contributory defined benefit pension plan(9)	11,315	(3,135)	–
Minimum liability for defined benefit pension plan(9)	–	–	5,813

	30,355	(3,894)	51,740

Comprehensive income using US GAAP	569,130	650,945	437,674

Earnings per share using US GAAP
Basic	$1.26	$1.52	$0.89
Diluted	$1.25	$1.51	$0.89

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

Consolidated Balance Sheet items using US GAAP

	2009		2008
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Property, plant and equipment(10)	2,821,544	2,829,257	2,616,500	2,622,877
Deferred charges(2)(8)	259,738	170,260	274,666	175,818
Broadcast rights(1)(5)(6)	4,816,153	4,790,919	4,776,078	4,750,844
Income taxes payable	25,320	5,446	2,446	2,446
Current portion of long-term debt(2)	481,739	482,341	509	509
Long-term debt(2)	2,668,749	2,695,908	2,706,534	2,731,404
Other long-term liability(9)	104,964	194,211	78,912	183,347
Deferred credits(2)(8)	659,073	656,830	687,836	685,349
Future income taxes	1,337,722	1,299,244	1,281,826	1,215,566
Shareholders’ equity:
Share capital	2,113,849	2,113,849	2,063,431	2,063,431
Contributed surplus	38,022	38,022	23,027	23,027
Retained earnings	384,747	283,044	226,408	121,169
Accumulated other comprehensive loss	(38,634)	(100,343)	(57,674)	(130,698)

Total shareholders’ equity	2,497,984	2,334,572	2,255,192	2,076,929

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2009	2008
	$	$

Shareholders’ equity using Canadian GAAP	2,497,984	2,255,192
Amortization of intangible assets(1)	(130,208)	(130,208)
Deferred charges and credits(2)	(19,367)	(19,989)
Equity in loss of investees(4)	(35,710)	(35,710)
Gain on sale of subsidiary(5)	16,052	16,052
Gain on sale of cable systems(6)	50,063	50,063
Capitalized interest(10)	5,619	4,623
Income taxes(11)	11,848	9,930
Accumulated other comprehensive loss – pension liability(9)	(61,709)	(73,024)

Shareholders’ equity using US GAAP	2,334,572	2,076,929

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(2)	Deferred charges and credits

The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction costs, financing costs and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments on debt assumed in business acquisitions are recorded as deferred charges and deferred credits and amortized to income on a straight-line basis over the period to maturity of the related debt. Effective September 1, 2007 for Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Foreign exchange gains on hedged long-term debt

Until September 1, 2007, foreign exchange gains on translation of hedged long-term debt were deferred under Canadian GAAP but included in income for US GAAP. Effective September 1, 2007, these foreign exchange gains are included in income for Canadian GAAP.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(7)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the Consolidated Balance Sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge.

Until September 1, 2007 under Canadian GAAP, only speculative derivative financial instruments and those that did not qualify for hedge accounting were recognized in the Consolidated Balance Sheet.

(8)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(9)	Pension liability

Effective August 31, 2007, the Company adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. Under Statement No. 158, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss).

Prior to the adoption of Statement No. 158, an additional minimum liability was recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability was offset in deferred charges up to an amount not exceeding the unamortized past service costs and the remaining difference was recognized in other comprehensive income, net of tax.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(10)	Interest costs

Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(11)	Income taxes

Income taxes reflect various items including the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.

(b)	Advertising costs

Advertising costs are expensed when incurred for both Canadian and US GAAP and for 2009, amounted to $52,384 (2008 – $47,656; 2007 – $43,210).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(c)	Adoption of new accounting pronouncements

(i)	Fair Value Measurements

Effective September 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements”. This statement provides a common definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements.

SFAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents the Company’s derivative liabilities measured at fair value on a recurring basis as of August 31, 2009 and the basis for that measurement:

		Fair value measurements at reporting date using
		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	Carrying	identical asset	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)

Cross-currency interest rate exchange agreements	462,273	–	462,273	–
US currency forward purchase contracts	3,337	–	3,337	–

	465,610	–	465,610	–

(ii)	Derivative Instruments and Hedging Activities

In 2009, the Company adopted SFAS No 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” which requires enhanced disclosures about derivative and hedging activities to improve the transparency of financial reporting. The required disclosures are included in note 19 and outlined below.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

The following table presents the gains and losses, excluding tax effects, for 2009 on derivatives designated as cash flow hedges to manage currency risks.

	Gain (Loss)	Gain (Loss) Reclassified		Gain (Loss) Reclassified
	Recognized in Other	from Other Comprehensive		from Other Comprehensive
	Comprehensive Income	Income into Income		Income into
	(Effective Portion)	(Effective Portion)		Income (Ineffective Portion)
	$	Location	$	Location	$

Cross-currency interest rate exchange agreements	24,799	Other gains	31,845	Other gains	–
		Interest expense	(26,313)	Other gains	–
US currency forward purchase contracts	15,278	Equipment costs	11,795	Other gains	–

	40,077		17,327		–

The Company’s estimate of the net amount of existing losses arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and would be reclassified to net income in the next twelve months, excluding tax effects, is $3,337 for foreign exchange forwards and $8,892 for cross-currency interest rate exchange agreements based on contractual maturity. As a result of the redemption of the US $225,000 7.25% senior notes and $300,000 7.20% senior notes subsequent to year end (see note 24), there is an additional $34,746 of existing losses at August 31, 2009 in respect of cross-currency interest rate exchange agreements which will be reclassified to income in 2010.

The following table presents gains and losses, excluding tax effects, arising from derivatives in 2009 that were not designated as hedges.

	Loss Recognized in Income
	Location	$

US currency forward purchase contracts	Other gains	(78)

(iii)	Subsequent Events

In 2009, the Company adopted SFAS No 165 “Subsequent Events” which establishes standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The application of this standard had no impact on the Company’s consolidated financial statements other than disclosure of the date through which subsequent events have been evaluated.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

(d)	Recent accounting pronouncements

Business Combinations

Effective September 1, 2009, the Company will adopt SFAS 141R “Business Combinations”. This revised statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from business combinations, generally as expenses.

23.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

24.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through to November 30, 2009 which is the date the consolidated financial statements were issued.

Late in fiscal 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190,912. In early September 2009, the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.

In September 2009, the Company announced its intention to redeem all of its outstanding US $440,000 8.25% senior notes due April 11, 2010 and US $225,000 7.25% senior notes due April 6, 2011. The redemption date was October 13, 2009. On October 2, 2009, the Company announced its intention to redeem all of its outstanding US $300,000 7.20% senior notes due December 15, 2011. The redemption date was October 20, 2009. In conjunction with the redemption of the US senior notes, the Company unwound and settled a portion of the principal component of two of the associated cross-currency interest rate swaps. The Company simultaneously entered into offsetting currency swap transactions for the outstanding notional principal amounts under all the remaining cross-currency interest rate swap agreements.

Pursuant to the short form base shelf prospectus filed on March 11, 2009, on October 1, 2009, the Company issued $1,250,000 of senior notes at a rate of 5.65% due 2019. Estimated net proceeds (after issuance at a discount of $3,960 and issue and underwriting expenses) of $1,240,000 were used for the aforementioned notes redemptions.

On October 7, 2009, the Government of Canada and members of the broadcasting industry that are required to pay Part II license fees announced they had entered into an agreement on the Part II license fee issue. The agreement has resulted in the government agreeing that it will not seek Part II license fees for the past three years that were not collected due to the ongoing legal dispute. In return, members of the broadcasting industry, including the Company, discontinued their appeal before the Supreme Court of Canada challenging the validity of the fees. Under the settlement, the government is also recommending that the CRTC develop a new forward-looking regime that would be capped at $100,000 per year, indexed to inflation. In October 2009 the Company recorded a recovery of approximately $52,000 after taxes for the Part II license fees that had been accrued for the past three years and will not be collected by the government.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009, 2008 and 2007
[all amounts in thousands of Canadian dollars except share and per share amounts]

The Company closed the purchase of Mountain Cablevision in Hamilton, Ontario in late October, 2009.

Pursuant to the short form base shelf prospectus filed on March 11, 2009, on November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75% due 2039. Estimated net proceeds (after issuance at a discount of $4,381 and issue and underwriting expenses) of $642,000 will be used for general corporate purposes, working capital, capital expenditures and wireless investments.

On November 26, 2009, the Company repurchased 1,500,000 of its Class B Non-Voting Shares for cancellation for $27,893.

Shaw Communications Inc.
FIVE YEARS IN REVIEW
August 31, 2009

($000’s except per share amounts)	2009	2008	2007	2006	2005

Service revenue
Cable	2,630,982	2,375,586	2,082,652	1,808,583	1,598,369
DTH	673,226	640,061	605,176	567,807	530,729
Satellite	86,705	89,212	86,617	82,894	80,712

	3,390,913	3,104,859	2,774,445	2,459,284	2,209,810

Service operating income before amortization(1)
Cable	1,269,620	1,153,274	995,694	857,466	797,583
DTH	223,499	206,541	196,404	175,401	141,687
Satellite	45,831	48,421	47,527	45,050	42,723

	1,538,950	1,408,236	1,239,625	1,077,917	981,993

Net income	535,239	671,562	388,479	458,250	153,221

Earnings per share
Basic	1.25	1.56	0.90	1.05	0.34
Diluted	1.24	1.55	0.89	1.05	0.34

Funds flow from operations(2)	1,323,840	1,222,895	1,028,363	847,197	728,524

Balance sheet
Total assets	8,938,069	8,357,801	8,163,739	7,661,543	7,430,185
Long-term debt (including current portion)	3,150,488	2,707,043	3,068,554	2,996,385	3,199,542

Cash dividends declared per share
Class A	0.818	0.702	0.462	0.235	0.153
Class B	0.820	0.705	0.465	0.238	0.155

(1)	See key performance drivers on page 18.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ INFORMATION
August 31, 2009

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2009, the Company had 22,520,064 Class A Shares and 407,717,782 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on the Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR.

Trading Range of Class B Non-Voting Shares on the Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2008 to August 31, 2009
First	23.78	18.76	90,016,682
Second	22.73	18.06	73,663,899
Third	20.64	17.44	69,911,538
Fourth	19.77	17.99	76,379,137

Closing price, August 31, 2009	18.79		309,971,256

Share Splits

There have been four splits of the Company’s shares; July 30, 2007 (2 for 1), February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca.

Shaw Communications Inc.
CORPORATE INFORMATION
August 31, 2009

DIRECTORS

JR Shaw(4)
Executive Chair
Shaw Communications Inc.

Peter J. Bissonnette
President
Shaw Communications Inc.

Adrian L. Burns(3)(4)
Corporate Director

George F. Galbraith(3)
Corporate Director

Dr. Lynda Haverstock(3)
President and Chief Executive Officer
Tourism Saskatchewan

Gregory John Keating(1)
Chairman and Chief Executive Officer
Altimax Venture Capital

Michael W. O’Brien(3)(4)
Corporate Director

Paul K. Pew(1)
Founder and Co-CEO
G3 Capital Corp.

Harold A. Roozen(2)
Chairman and Chief
Executive Officer
CCI Thermal
Technologies Inc.

Jeffrey C. Royer(1)
Corporate Director
and Private Investor

Bradley S. Shaw
Senior Vice President,
Operations
Shaw Communications Inc.

Jim Shaw(4)
Chief Executive Officer and
Vice Chair
Shaw Communications Inc.

JC Sparkman(2)(4)
Corporate Director

Carl E. Vogel(1)
Partner
SCP Worldwide

Sheila C. Weatherill(2)
Corporate Director
Willard (Bill) H. Yuill(2)
Chairman and Chief
Executive Officer
The Monarch Corporation

SENIOR OFFICERS
JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer and Vice Chair

Rhonda D. Bashnick
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President, Planning

Bradley S. Shaw
Senior Vice President, Operations

Ken C.C. Stein
Senior Vice President,
Corporate and Regulatory Affairs

Steve Wilson
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY:
Douglas J. Black, QC

HONORARY SECRETARY:
Louis Desrochers, CM, AOE, QC, LLD

(1) Audit Committee

(2)	Human Resources Committee
(3)	Corporate Governance Committee
(4) Executive Committee
CORPORATE OFFICE
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta
Canada T2P 4L4
Phone: (403) 750-4500
Fax: (403) 750-4501
Website: www.shaw.ca

CORPORATE GOVERNANCE
Information concerning
Shaw’s corporate governance
policies are contained in the
Information Circular and is
also available on Shaw’s
website, www.shaw.ca

Information concerning
Shaw’s compliance with the
corporate governance listing
standards of the New York
Stock Exchange is available
in the investor relations
section on Shaw’s website,
www.shaw.ca

INTERNET HOME PAGE
Shaw’s Annual Report,
Annual Information Form,
Quarterly Reports, Press
Releases and other relevant
investor relations information
are available electronically
on the Internet at
www.shaw.ca

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS
CIBC Mellon Trust Company, Calgary, AB
Phone: 1-800-387-0825

The Bank of New York Mellon
Jersey City, NJ
Phone: 1-800-387-0825
DEBENTURE TRUSTEES
Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
service@computershare.com
Phone : 1-800-564-6253
Fax: 1-888-453-0330 or
416-263-9394

The Bank of New York
101 Barclay Street, Floor 4E
New York, NY 10288
Phone 1-800-438-5473
Fax: 212-815-5802

FURTHER INFORMATION
Financial analysts, portfolio managers, other investors
and interested parties may
contact the Company at
(403) 750-4500 or visit
Shaw’s website at
www.shaw.ca for further
information.

To receive additional copies
of this Annual Report, please
fax your request to
(403) 750-7469 or email investor.relations@sjrb.ca

For further inquiries relating
to Shaw’s philanthropic practices, please call (403) 750-7498.

All trademarks used in this annual report are used with the permission of the owners of such trademarks.